    As filed with the Securities and Exchange Commission on November 5, 1999

                                                   Registration No. 33-_______
                                                                    811-09667

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                 CANADA LIFE OF AMERICA VARIABLE LIFE ACCOUNT 1
                             (Exact Name of Trust)

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                              (Name of Depositor)

                          6201 Powers Ferry Road, N.W.
                             Atlanta, Georgia 30339
         (Complete address of Depositor's Principal Executive Offices)

                           Charles MacPhaul, Esquire
                          6201 Powers Ferry Road, N.W.
                             Atlanta, Georgia 30339
               (Name and Address of Agent for Service of Process)

                                    Copy to:
                            Stephen E. Roth, Esquire
                        Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2415

                 Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.

                       Title of Securities Being Offered:
    Interests in the Separate Account issued through Variable Life Insurance
                                   Policies.

        The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 CANADA LIFE OF AMERICA VARIABLE LIFE ACCOUNT 1

                       REGISTRATION STATEMENT ON FORM S-6

                             CROSS-REFERENCE SHEET

FORM N-8B-2
ITEM NO.              CAPTION IN PROSPECTUS
-------------         ---------------------
1                     Cover Page
2                     Cover Page
3                     Canada Life Insurance Company of America
4                     Distribution
5                     The Variable Account and the Funds
6                     The Variable Account and the Funds
7                     Not applicable
8                     Financial Statements
9                     Not Applicable
10(a)                 The Policy
10(b)                 The Policy
10(c)                 Summary; The Policy; Charges and Deductions; Policy Termination and Reinstatement
10(d)                 Summary; The Policy; Policy Termination and Reinstatement; Transfers; Charges and
                      Deductions; Information About the Fixed Account; Policy Loans
10(e)                 Policy Termination and Reinstatement
10(f)                 Voting Rights
10(g), (h)            Other Policy Provisions; Deletion or Substitution of Investments
10(i)                 The Policy; Other Policy Provisions; Further Information; Distribution;
                      Federal Tax Status
11                    The Variable Account and the Funds
12                    The Variable Account and the Funds
13                    Summary; Charges and Deductions; The Variable Account and the Funds
14                    The Policy
15                    The Policy
16                    The Variable Account and the Funds
17                    Captions referenced under Items 10(c), (d), (e) and (i) above
18                    The Policy
19                    Not Applicable
20                    Not applicable
21                    Policy Loans
22                    Not applicable
23                    Not applicable
24                    Not applicable
25                    The Company
26                    Not applicable
27                    The Company
28                    Directors and Principal Officers of the Company
29                    The Company
30                    Not Applicable
31                    Not Applicable
32                    Not Applicable
33                    Not Applicable
34                    Not Applicable
35                    Not Applicable
36                    Not Applicable
37                    Not Applicable
38                    Distribution
39                    Distribution
40                    The Variable Account and the Funds

FORM N-8B-2
ITEM NO.              CAPTION IN PROSPECTUS
-----------           ---------------------
41                    Distribution
42                    Not Applicable
43                    Not Applicable
44                    The Policy
45                    Not Applicable
46                    Summary; The Policy; Charges and Deductions; Policy Termination and Reinstatement
47                    Not Applicable
48                    The Company
49                    Not Applicable
50                    Not Applicable
51                    Cover Page; The Policy; Charges and Deductions
52                    Other Policy Provisions; Deletion or Substitution of Investments
53                    Federal Tax Status
54                    Not Applicable
55                    Not Applicable
56                    Not Applicable
57                    Not Applicable
58                    Not Applicable
59                    Financial Statements

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
         HOME OFFICE: 6201 POWERS FERRY ROAD, NW, ATLANTA, GEORGIA 30339
                                  PHONE: 1-800-
         VARIABLE LIFE SERVICE CENTER: 440 LINCOLN STREET, P.O. BOX    ,
                              WORCESTER, MA 01653
--------------------------------------------------------------------------------
                                 VIP PROSPECTUS
                 CANADA LIFE OF AMERICA VARIABLE LIFE ACCOUNT 1
           INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


This Prospectus describes the individual flexible premium variable life insurance policy (the Policy) offered by Canada Life Insurance Company of America (We, Our, Us or the Company).

The Policyowner (You or Your) may choose among the divisions (the Sub-Accounts) of the Canada Life of America Variable Life Account 1 (the Variable Account) and/or the Fixed Account. Assets in each Sub-Account are invested in corresponding Portfolios of the following fund companies (the Funds):

       The Alger American Fund (Alger American)
       Berger Institutional Products Trust (Berger Trust)
       The Dreyfus Socially Responsible Growth Fund, Inc. (Dreyfus Socially
          Responsible)
       Dreyfus Variable Investment Fund (Dreyfus)
       Fidelity Variable Insurance Products Fund (Fidelity VIP)
       Fidelity Variable Insurance Products Fund II (Fidelity VIP II) Fidelity Variable Insurance Products Fund III (Fidelity VIP III) Goldman Sachs Variable Insurance Trust (Goldman Sachs VIT)
       The Montgomery Funds III (Montgomery)
       Seligman Portfolios, Inc. (Seligman)

The Policy Value will vary according to the investment performance of the Portfolio(s) in which the Sub-Accounts You choose are invested. You bear the entire investment risk on amounts allocated to the Variable Account. The Policies are not suitable for short-term investment because of the substantial nature of the surrender charge.

This Prospectus provides basic information that a prospective Policyowner should know before investing. It may not be advantageous to replace existing insurance with this Policy.

PLEASE READ THIS PROSPECTUS CAREFULLY BEFORE BUYING A POLICY AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS MUST BE ACCOMPANIED BY CURRENT PROSPECTUSES FOR THE FUNDS. THE FUNDS' PROSPECTUSES ACCOMPANY THIS PROSPECTUS.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE POLICY AND THE FUNDS ARE NOT INSURED BY THE FDIC NOR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THE POLICY DESCRIBED IN THIS PROSPECTUS IS SUBJECT TO MARKET FLUCTUATION, INVESTMENT RISK AND POSSIBLE LOSS OF PRINCIPAL.

                    The date of this Prospectus is      .

                                TABLE OF CONTENTS




DEFINITIONS....................................................................
SUMMARY........................................................................
     What is the Policy's Objective?...........................................
     Who are the Key Persons Under the Policy?.................................
     What Happens When the Insured Dies?.......................................
     Can I Examine the Policy?.................................................
     How Much Can I Invest and How Often?......................................
     Can I Make Transfers Among the Funds and the Fixed Account?...............
     Can I Make Future Changes Under My Policy?................................
     Can I Convert My Policy Into A Fixed Policy?..............................
     What Are the Expenses and Fees Of the Funds?..............................
THE COMPANY....................................................................
THE VARIABLE ACCOUNT AND THE FUNDS.............................................
     The Variable Account......................................................
     The Funds.................................................................
     Resolving Material Conflicts..............................................
     The Alger American Fund...................................................
            Alger American Growth Portfolio....................................
            Alger American Leveraged AllCap Portfolio..........................
            Alger American MidCap Growth Portfolio.............................
            Alger American Small Capitalization Portfolio......................
     Berger Institutional Products Trust.......................................
            Berger/BIAM IPT-International Fund.................................
            Berger IPT-Small Company Growth Fund...............................
     The Dreyfus Socially Responsible Growth Fund, Inc.........................
     Dreyfus Variable Investment Fund..........................................
            Dreyfus-Capital Appreciation Portfolio.............................
            Dreyfus-Growth and Income Portfolio................................
     Fidelity Variable Insurance Products Fund.................................
            Fidelity VIP Growth Portfolio......................................
            Fidelity VIP High Income Portfolio.................................
            Fidelity VIP Money Market Portfolio................................
            Fidelity VIP Overseas Portfolio....................................
     Fidelity Variable Insurance Products Fund II..............................
            Fidelity VIP II Asset Manager Portfolio............................
            Fidelity VIP II Contrafund Portfolio...............................
            Fidelity VIP II Index 500 Portfolio................................
            Fidelity VIP II Investment Grade Bond Portfolio....................
     Fidelity Variable Insurance Products Fund III.............................
            Fidelity VIP III Growth Opportunities Portfolio....................
     Goldman Sachs Variable Insurance Trust....................................
            Goldman Sachs VIT Capital Growth Portfolio.........................
            Goldman Sachs VIT CORE U.S. Equity Portfolio.......................
            Goldman Sachs VIT Global Income Portfolio..........................
            Goldman Sachs VIT Growth and Income Portfolio......................
     The Montgomery Funds III..................................................
            Montgomery Variable Series: Emerging Markets Fund..................
            Montgomery Variable Series: Growth Fund............................
     Seligman Portfolios, Inc..................................................
            Seligman Communications and Information Portfolio..................
            Seligman Frontier Portfolio........................................
            Change in Investment Objective.....................................
THE POLICY.....................................................................
     Applying for a Policy.....................................................
     Right to Examine..........................................................
     Conversion Privilege......................................................
     Payments..................................................................
            Electronic Funds Transfer (EFT)....................................
            Allocation of Net Payments.........................................
     Transfers.................................................................
            Transfer Privilege.................................................
            Dollar Cost Averaging..............................................
     Account Rebalancing.......................................................
     Death Benefit.............................................................
            Guideline Minimum Death Benefit....................................
            Net Death Benefit..................................................
     Election of Death Benefit Options.........................................
            Death Benefit Option 1 - Level Guideline Premium Test..............
            Death Benefit Option 2 - Adjustable Guideline Premium Test.........
     Changing Between Death Benefit Option 1 and Death Benefit 2...............
            Change from Death Benefit Option 1 to Death Benefit Option 2.......
            Change from Death Benefit Option 2 to Death Benefit Option 1.......
     Guaranteed Death Benefit Rider............................................
            Guaranteed Death Benefit...........................................
            Termination of the Guaranteed Death Benefit Rider..................
     Change in Face Amount.....................................................
            Increases..........................................................
            Decreases..........................................................
     Policy Value..............................................................
     Sub-Accounts..............................................................
            Sub-Account Value..................................................
            Units
     Unit Value................................................................
            Net Investment Factor..............................................
     Payment Options...........................................................
     Optional Insurance Benefits...............................................
     Surrender.................................................................
     Partial Withdrawal........................................................
     Delay of Payments.........................................................
CHARGES AND DEDUCTIONS.........................................................
     Deductions From Payments..................................................
     Monthly Deduction.........................................................
            Monthly Expense Charge.............................................

            Monthly Administration Fee.........................................
            Monthly Mortality and Expense Risk Charge..........................
            Cost of Insurance Charges..........................................
     Fund Expenses.............................................................
     Surrender Charge..........................................................
     Partial Withdrawal Charges................................................
     Transfer Charges..........................................................
     Other Administrative Charges..............................................
POLICY LOANS...................................................................
     Preferred Loan Option.....................................................
     Repayment of Outstanding Loan.............................................
     Effect of Policy Loans....................................................
POLICY TERMINATION AND REINSTATEMENT...........................................
     Termination...............................................................
     Reinstatement.............................................................
OTHER POLICY PROVISIONS........................................................
     Policyowner...............................................................
     Beneficiary...............................................................
     Assignment................................................................
     Modification..............................................................
     Notification of Death.....................................................
     Written Request...........................................................
     Incontestability..........................................................
     Suicide ..................................................................
     Misstatement of Age or Sex................................................
FEDERAL TAX STATUS.............................................................
     The Company and the Variable Account......................................
     Taxation of the Policies..................................................
     Policy Loans..............................................................
     Modified Endowment Policies...............................................
     Possible Tax Changes......................................................
VOTING RIGHTS..................................................................
DELETION OR SUBSTITUTION OF INVESTMENTS........................................
FURTHER INFORMATION............................................................
DISTRIBUTION...................................................................
INFORMATION ABOUT THE FIXED ACCOUNT............................................
     General Description.......................................................
     Fixed Account Interest....................................................
     Fixed Account Policy Value................................................
FINANCIAL STATEMENTS...........................................................
APPENDIX A.....................................................................
GUIDELINE MINIMUM DEATH BENEFIT TABLES.........................................
Guideline Minimum Death Benefit Factors........................................
APPENDIX B.....................................................................
OPTIONAL INSURANCE BENEFITS....................................................
     Accelerated Death Benefit Option..........................................
     Disability Waiver of Payment Rider........................................
     Guaranteed Death Benefit Rider............................................
     Other Insured Term Insurance Rider........................................
     Term Life Insurance Rider.................................................
APPENDIX C.....................................................................
PAYMENT OPTIONS................................................................
     Payment Options...........................................................
     Selection of Payment Options..............................................
APPENDIX D.....................................................................
EXAMPLES OF DEATH BENEFIT, POLICY VALUES.......................................
AND ACCUMULATED PAYMENTS.......................................................
Assumptions....................................................................
Deductions for Charges.........................................................
Expenses of the Underlying Funds...............................................
Net Annual Rates of Investment.................................................
APPENDIX E.....................................................................
CALCULATION OF MAXIMUM SURRENDER CHARGES.......................................
APPENDIX F.....................................................................
PERFORMANCE INFORMATION........................................................
TABLE I(A).....................................................................
AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1998..............
SINCE INCEPTION OF THE SEPARATE ACCOUNT........................................
TABLE I(B).....................................................................
AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1998..............
SINCE INCEPTION OF THE SEPARATE ACCOUNT........................................
APPENDIX G.....................................................................
MONTHLY EXPENSE CHARGES........................................................
EXAMPLES.......................................................................

                                   DEFINITIONS

ACCEPTANCE: The date We mail the Policy if the application is approved with no changes requiring Your consent; otherwise, the date We receive Your written consent to any changes.

AGE: How old the Insured is on the birthday nearest to a Policy Anniversary.

BENEFICIARY: The person or persons You name to receive the Net Death Benefit when the Insured dies. The Owner may designate primary, contingent and irrevocable Beneficiaries.

CASH SURRENDER VALUE: The amount payable on a full surrender. It is the Policy Value less any Outstanding Loan and surrender charges.

DATE OF ISSUE: The date the Policy was issued, used to measure the Monthly Processing Date, Policy months, Policy years and Policy Anniversaries. Coverage begins on this date.

DEATH BENEFIT: The amount payable to the Beneficiary when the Insured dies prior to the Final Payment Date, before deductions for any Outstanding Loan and partial withdrawals, partial withdrawal charges, and due and unpaid Monthly Deductions.

DUE PROOF OF DEATH: Proof of death that is satisfactory to Us. Such proof may consist of: 1) a certified copy of the death certificate; or 2) a certified copy of the decree of a court of competent jurisdiction as to the finding of death.

EARNINGS: The amount by which the Policy Value exceeds the sum of the payments made less all withdrawals and withdrawal charges. Earnings are calculated at least once each month.

EVIDENCE OF INSURABILITY: Information, including medical information, used to decide the Insured's Underwriting Class.

FACE AMOUNT: The amount of insurance coverage, selected by You and used to compute the Death Benefit, including any additional increases or decreases.

FINAL PAYMENT DATE: The Policy Anniversary nearest the Insured's 100th birthday. After this date, no payments may be made.

FIXED ACCOUNT: Part of Our General Account that provides a fixed interest rate. This account is not part of and does not depend on the investment performance of the Variable Account.

GENERAL ACCOUNT: All Our assets other than those held in a separate investment account.

GUIDELINE MINIMUM DEATH BENEFIT: The minimum Death Benefit required to qualify the Policy as "life insurance" under federal income tax laws.

INSURED: The person whose life is insured by this Policy.

LOAN VALUE: The maximum amount You may borrow under the Policy.

MINIMUM MONTHLY PAYMENT: A monthly amount shown in Your Policy. If You pay this amount, We guarantee that Your Policy will not lapse before the 49th Monthly Processing Date from the Date of Issue or increase in Face Amount, within limits.

MONTHLY DEDUCTION: Consists of the charges taken on each Monthly Processing Date up to the Final Payment Date, including the cost of insurance charge, monthly expense charge, monthly administration fee, monthly mortality and expense risk charge, and any monthly rider charges.

MONTHLY PROCESSING DATE: The date when the Monthly Deduction is taken.

NET AMOUNT AT RISK: On the Monthly Processing Date, the Death Benefit minus the Policy Value prior to the Monthly Deduction. In any other day it is the Death Benefit minus the Policy Value.

NET DEATH BENEFIT: The amount payable to the Beneficiary when the Insured dies.

NET PAYMENT: Your payment less a payment expense charge.

NON-PARTICIPATING: The Policy is non-participating and is not eligible for dividends.

OUTSTANDING LOAN: All Policy loans taken plus loan interest due or accrued less any loan payments.

POLICY ANNIVERSARY: The same date in each policy year as the Date of Issue.

POLICY CHANGE: Any change in the Face Amount, the addition or deletion of a rider, underwriting reclassifications, or changing from Death Benefit Option 1 to Death Benefit Option 2 (and vice versa).

POLICYOWNER: The person who may exercise all rights under the Policy, with the consent of any irrevocable Beneficiary. "You" and "Your" refer to the Policyowner in this Prospectus.

POLICY VALUE: The sum of the Variable Account value and the Fixed Account value.

PORTFOLIOS: The investment portfolios of the Funds in which the Sub-Accounts invest.

PREMIUM: A payment You must make to Us to keep the Policy in force.

PRO-RATA ALLOCATION: An allocation among the Fixed Account and the Sub-Accounts in the same proportion that, on the date of allocation, the unloaned Policy Value in the Fixed Account and the Policy Value in each Sub-Account bear to the total unloaned Policy Value.

SUB-ACCOUNT: A subdivision of the Variable Account investing exclusively in the shares of a Portfolio.

UNDERWRITING CLASS: The insurance risk classification that We assign the Insured based on the information in the application and other Evidence of Insurability We consider. The Insured's Underwriting Class will affect the Monthly Deduction and the payment required to keep the Policy in force.

UNIT: A measurement used in the determination of the Policy's Variable Account value.

VALUATION DAY:  Each day the New York Stock Exchange is open for trading.

VALUATION PERIOD: The period beginning at the close of business on a Valuation Day and ending at the close of business on the next succeeding Valuation Day. The close of business is the close of regular trading on the New York Stock Exchange (usually 4:00 P.M. Eastern Time).

VARIABLE ACCOUNT: Canada Life of America Variable Life Account 1.

VARIABLE LIFE SERVICE CENTER: Our office at the address shown on page 1 of the Prospectus. This is Our mailing address.

WRITTEN REQUEST: Your request in writing, satisfactory to Us, received at the Variable Life Service Center.

                                     SUMMARY

This summary provides a brief description of some of the features and charges of the Policy offered by Us. You will find more detailed information in the rest of this Prospectus and the Policy. Please keep the Policy and its riders or endorsements, if any, together with the application. Together they are the entire agreement between You and Us.

WHAT IS THE POLICY'S OBJECTIVE?

The objective of the Policy is to give life insurance protection and help You build assets tax-deferred. Features available through the Policy include:

       - a Net Death Benefit that can protect Your Beneficiaries, which includes a payment option that can guarantee an income for life;

       - ability to create Your own personalized investment portfolio within Your Policy;

       - experienced professional investment advisers administering the Funds (see the Fund prospectuses); and

       -      tax deferral on earnings.

While the Policy is in force, it will provide:

       -      life insurance coverage on the Insured;

       -      Policy Value;

       -      surrender rights and partial withdrawal rights;

       -      loan privileges; and

       -      optional insurance benefits available by rider.

The Policy combines features and benefits of traditional life insurance with the advantages of professional money management. However, unlike the fixed benefits of ordinary life insurance, the Policy Value and the Death Benefit under Death Benefit Option 2, will increase or decrease depending on investment results. Unlike traditional insurance policies, the Policy has no fixed schedule for payments. Within limits, You may make payments of any amount and frequency. While You may establish a schedule of payments (planned payments), the Policy will not necessarily lapse if You fail to make planned payments. Also, making planned payments will not guarantee that the Policy will remain in force.

WHO ARE THE KEY PERSONS UNDER THE POLICY?

The Policy is a contract between You and Us. Each Policy has a Policyowner
(You), an Insured (You or another individual You select) and a Beneficiary. As Policyowner, You make payments, choose investment allocations and select the Insured and Beneficiary. The Insured is the person whose life is insured under the Policy. The Beneficiary is the person who receives the Net Death Benefit if the Insured dies while the Policy is in force.

WHAT HAPPENS WHEN THE INSURED DIES?

We will pay the Net Death Benefit to the Beneficiary when the Insured dies while the Policy is in force. You may choose among three Death Benefit options. Under Death Benefit Option 1 and Death Benefit Option 3, the Death Benefit is the greater of (a) the Face Amount or (b) the Guideline Minimum Death Benefit. Under Death Benefit Option 2, the Death Benefit is the greater of (a) the sum of the Face Amount and Policy Value or (b) the Guideline Minimum Death Benefit. For more information, see "Election of Death Benefit Options" under THE POLICY.

The Net Death Benefit payable to the Beneficiary is the Death Benefit less any Outstanding Loan, partial withdrawals, partial withdrawal charges, and due and unpaid Monthly Deductions. However, after the Final Payment Date, the Net Death Benefit is the Policy Value less any Outstanding Loan. The Beneficiary may receive the Net Death Benefit in a lump sum or under a payment option We offer at that time.

An optional Guaranteed Death Benefit Rider is available only at issue of the Policy. (The Guaranteed Death Benefit Rider may not be available in all states). If this Rider is in effect, the Company:

       - guarantees that Your Policy will not lapse regardless of the investment performance of the Variable Account; and

       -      provides a guaranteed Net Death Benefit.

In order to maintain the Guaranteed Death Benefit Rider, certain minimum Premium payment tests must be met on each Policy Anniversary and within 48 months following the Date of Issue and/or the date of any increase in Face Amount. See "Death Benefits" under THE POLICY. In addition, a one-time administrative charge of $25 will be deducted from the Policy Value when the Guaranteed Death Benefit Rider is elected. Certain transactions, including any Outstanding Loan, partial withdrawals, underwriting reclassifications, changes in Face Amount, and changes in Death Benefit Options, can result in the termination of the Rider. If this Rider is terminated, it cannot be reinstated. For more information, see "Guaranteed Death Benefit Rider" under THE POLICY.

CAN I EXAMINE THE POLICY?

Yes. You have the right to examine and cancel Your Policy by returning it to the Variable Life Service Center or to one of Our representatives on or before the 10th day after You receive the Policy or longer when state law requires. See the "Right to Examine Policy" provision in Your Policy. The Policy will be void from the Date of Issue.

If Your Policy provides for a full refund of payments under its "Right to Examine Policy" provision, as required by state law, the Company will mail a refund to You within seven days. We may delay a refund of any payment made by check until the check has cleared the bank.
Your refund will be the greater of:

       -      Your entire payment; OR

       - the Policy Value PLUS deductions under the Policy for taxes, charges or fees.

If Your Policy does not provide for a full refund, You will receive:

       -      the value in the Fixed Account; plus

       -      the Policy Value in the Variable Account; plus

       - all fees, charges and taxes, which have been imposed at the Policy level.

After an increase in Face Amount, a right to cancel the increase also applies. See "Right to Examine" provision under THE POLICY.

WHAT IS THE VARIABLE ACCOUNT?

The Variable Account is a separate investment account separate from the Fixed Account that consists of Sub-Accounts. Amounts in the Variable Account will vary according to the investment performance of the Portfolios of the Fund(s) in which Your elected Sub-Accounts are invested. You may allocate Your Net Premium and make transfers, within limits, among the Sub-Accounts of the Variable Account and the Fixed Account. The assets of each Sub-Account are invested in the corresponding Portfolios of the Funds that are listed on the cover page of this Prospectus. See THE VARIABLE ACCOUNT AND THE FUNDS.

WHAT IS THE FIXED ACCOUNT?

The Fixed Account offers a minimum guaranteed interest rate. It is part of Our General Account. You may allocate all or part of Net Premium to the Fixed Account or make transfers from the Variable Account to the Fixed Account. Certain restrictions apply. See "Transfers; Transfer Privilege" under THE POLICY and "INFORMATION ABOUT THE FIXED ACCOUNT".

HOW MUCH CAN I INVEST AND HOW OFTEN?

The number and frequency of Your payments are flexible. See "Payments" under THE POLICY for additional information and restrictions.

You can allocate Your Policy Value among the Sub-Accounts and the Fixed Account to meet Your investment needs. If Your Policy provides for a full refund of Premiums paid under its "Right to Examine Policy" provision, We will allocate all Sub-Account investments to the money market Sub-Account for:

       -      14 days from Acceptance; or

       - 24 days from Acceptance for replacements in states with a 20-day right to examine; or

       - 34 days from Acceptance for California citizens Age 60 and older, who have a 30-day right to examine.

After this, We will allocate all amounts as You have chosen.

CAN I MAKE TRANSFERS AMONG THE FUNDS AND THE FIXED ACCOUNT?

Yes. You may transfer among the Funds and the Fixed Account, subject to Our consent and then current rules, see "Transfer; Transfer Privilege" under THE POLICY. You will incur no current taxes on transfers while Your money is in the Policy.

CAN I GET MONEY OUT OF MY POLICY?

You may borrow up to the Loan Value of Your Policy. You may also make partial withdrawals and surrender the Policy for its Cash Surrender Value. There are two types of loans that may be available to You:

       - a standard loan option is always available to You. The Loan Value is 90% of the difference between Policy Value and surrender charges. The Company will charge interest on the amount of the loan at a current annual rate of 4.8%. This current rate of interest may change, but is guaranteed not to exceed 6%. However, the Company will also credit interest on the Policy Value securing the loan. The annual interest rate credited to the Policy Value securing a standard loan is 4.0%.

       - a preferred loan option is automatically available to You unless You request otherwise. The preferred loan option is available on that part of the Outstanding Loan that is attributable to Earnings. The Company will charge interest on the amount of the loan at a current annual rate of 4.00%. This current rate of interest may change, but is guaranteed not to exceed 4.50%. The annual interest rate credited to the Earnings securing a preferred loan is 4.0%.


We will allocate Policy loans among the Sub-Accounts and the Fixed Account according to Your instructions. If You do not make an allocation, We will make a Pro-rata Allocation. We will transfer Pro-rata Allocations from each Sub-Account and the unloaned portion of the Fixed Account to equal the total amount of the loan. This Outstanding Loan amount is transferred to the Fixed Account.

You may surrender Your Policy and receive its Cash Surrender Value. After the first Policy year, You may make partial withdrawals of $200 or more from Policy Value, subject to possible surrender charges. Under Death Benefit Option 1 and Death Benefit Option 3, the Face Amount is reduced by each partial withdrawal not classified as a preferred partial withdrawal. We will not allow a partial withdrawal if it would reduce the Face Amount below $40,000. A surrender or partial withdrawal may have tax consequences. See "Taxation of the Policies" under FEDERAL TAX STATUS.

A request for a preferred loan, a partial withdrawal after the Final Payment Date, or the foreclosure of any Outstanding Loan will terminate a Guaranteed Death Benefit Rider. See "Guaranteed Death Benefit Rider" under THE POLICY.

CAN I MAKE FUTURE CHANGES UNDER MY POLICY?

Yes. There are several changes You can make after receiving Your Policy, within limits. You may:

       -      cancel Your Policy under its "Right to Examine" provision;

       -      transfer Your ownership to someone else;

       -      change the Beneficiary;

       - change the allocation of payments into the Sub-Accounts and the Fixed Account;

       - make transfers of Policy Value among the Sub-Accounts and the Fixed Account, with no current tax consequences under current law;

       -      adjust the Death Benefit by increasing or decreasing the Face
              Amount;

       - change Your choice of Death Benefit options between Death Benefit Option 1 and Death Benefit Option 2; and

       -      add or remove optional insurance benefits provided by a rider.

CAN I CONVERT MY POLICY INTO A FIXED POLICY?

Yes. You can convert Your Policy without charge during the first 24 months after the Date of Issue or after an increase in Face Amount. On conversion, We will transfer the Policy Value in the Variable Account to the Fixed Account. We will allocate all future payments to the Fixed Account, unless You instruct Us otherwise.

WHAT CHARGES WILL I PAY?

The following charges will apply to Your Policy under the circumstances described. Some of these charges apply throughout the Policy's duration. Other charges apply only if You choose options under the Policy.

- From each payment, We will deduct a PAYMENT EXPENSE CHARGE of 6.00%, which is composed of the following:

              PREMIUM TAX CHARGE: 2.00%

              DEFERRED ACQUISITION COSTS (DAC TAX) CHARGE: 1.00%

              FRONT-END SALES LOAD: 3.00%

- On each Monthly Processing Date, We take the following deductions (the Monthly Deduction) from the Policy Value:

              COST OF INSURANCE CHARGE -- This charge varies with the sex (other than states requiring unisex rates), age, duration, smoking status, and Underwriting Class of the Insured and the Death Benefit Option selected.

              MONTHLY EXPENSE CHARGE -- This charge varies with the age, sex, and Underwriting Class of the Insured, for each $1,000 of the Policy's Face Amount. The charge applies only for the first 10 years after issue or an increase in Face Amount.

              MONTHLY ADMINISTRATION FEE -- $7.50.

              MONTHLY MORTALITY AND EXPENSE RISK CHARGE -- This charge is currently equal to an annual rate of 0.35% of the Policy Value in each Sub-Account for the first 10 Policy years and an annual rate of 0.10% for Policy year 11 and later. The charge is based on the Policy Value in the Sub-Accounts as of the prior Monthly Processing Date. The Company may increase this charge, subject to state and federal law, to an annual rate of 0.60% of the Policy Value in each Sub-Account for the first 10 Policy years and an annual rate of 0.30% for Policy year 11 and later. This charge will continue to be deducted after the Final Payment Date.

              MONTHLY RIDER CHARGES -- These charges will vary based on the riders selected and by the sex, age, and Underwriting Classification of the Insured under the rider.

- The charges below apply only if You surrender Your Policy or make partial withdrawals:

              SURRENDER CHARGE -- A surrender charge will apply to a full withdrawal, a decrease in Face Amount, or any partial withdrawal exceeding the preferred partial withdrawal, up to the beginning of the 10th Policy year from Date of Issue of the Policy or from the date of increase in Face Amount. The maximum surrender charge is equal to a specified amount that varies with the age, sex, and Underwriting Class of the Insured for each $1,000 of the Policy's Face Amount. The amount of the surrender charge decreases annually to zero by the beginning of the 10th Policy year.

              If there are increases in the Face Amount, each increase will have a corresponding surrender charge. These charges will be specified in a supplemental schedule of benefits at the time of the increase.

              For more information, see APPENDIX E - CALCULATION OF MAXIMUM SURRENDER CHARGES.

              PARTIAL WITHDRAWAL CHARGES -- We deduct the following charges from Policy Value:

              - A transaction fee is assessed against all partial withdrawals. This charge is guaranteed not to exceed $25.

              - A proportional amount of the full surrender charge is applied to any partial withdrawal, except for that part of the partial withdrawal which is considered a preferred partial withdrawal. See "Partial Withdrawal Charges" under CHARGES AND DEDUCTIONS. We reduce the Policy's outstanding surrender charge, if any, by this amount.

              Other charges You may incur:

              CHARGE FOR OPTIONAL GUARANTEED DEATH BENEFIT RIDER -- A one time administrative charge of $25 will be deducted from Policy Value when the Rider is elected.

              TRANSFER CHARGE -- Currently, the first 12 transfers of Policy Value in a Policy year are free. A current transfer charge of $10, never to exceed $25, applies for each additional transfer in the same Policy year. This charge is for the costs of processing the transfer. This charge does not apply to Dollar Cost Averaging or Account Rebalancing.

              OTHER ADMINISTRATIVE CHARGES -- We reserve the right to charge for other administrative costs. While there are no current charges for these costs, We may impose a charge not to exceed $25 for:

              -      changing Net Payment allocation instructions;

              - changing the allocation of the Monthly Deduction among the various Sub-Accounts and the Fixed Account;

              -      providing a projection of values; or

              -      reissuance of a lost Policy (printing a duplicate Policy).

See CHARGES AND DEDUCTIONS.

WHAT ARE THE EXPENSES AND FEES OF THE FUNDS?

In addition to the charges described above, certain fees and expenses are deducted from the assets of the underlying Funds. The levels of fees and expenses vary among the underlying Funds. The following table shows the expenses of the underlying Funds for 1999. For more information concerning fees and expenses, see the prospectuses of the underlying Funds.

FUNDS' ANNUAL EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1999
-----------------------------------------------------------
(after Expense Reimbursement, as indicated, and as a percentage of average net assets)

                                                                             OTHER EXPENSES                   TOTAL
                                                     MANAGEMENT              (AFTER EXPENSE                   ANNUAL
                  PORTFOLIO                             FEES                REIMBURSEMENT)*                  EXPENSES
                  ---------                             ----                ---------------                  --------

Alger American Growth                                     %                        %                            %
Alger American Leveraged AllCap                           %                        %                            %
Alger American MidCap Growth                              %                        %                            %
Alger American Small Capitalization                       %                        %                            %
Berger/BIAM IPT-International                             %                        %                            %
Berger IPT-Small Company Growth                           %                        %                            %
Dreyfus-Capital Appreciation                              %                        %                            %
Dreyfus-Growth and Income                                 %                        %                            %
Dreyfus Socially Responsible                              %                        %                            %
Fidelity VIP Growth                                       %                        %                            %
Fidelity VIP High Income                                  %                        %                            %
Fidelity VIP Money Market                                 %                        %                            %
Fidelity VIP Overseas                                     %                        %                            %
Fidelity VIP II Asset Manager                             %                        %                            %

                                                                             OTHER EXPENSES                   TOTAL
                                                     MANAGEMENT              (AFTER EXPENSE                   ANNUAL
                  PORTFOLIO                             FEES                REIMBURSEMENT)*                  EXPENSES
                  ---------                             ----                ---------------                  --------

Fidelity VIP II Contrafund                                %                        %                            %
Fidelity VIP II Index 500                                 %                        %                            %
Fidelity VIP II Investment Grade Bond                     %                        %                            %
Fidelity VIP III Growth Opportunities                     %                        %                            %
Goldman Sachs VIT Capital Growth                          %                        %                            %
Goldman Sachs VIT CORE U.S. Equity                        %                        %                            %
Goldman Sachs VIT Global Income                           %                        %                            %
Goldman Sachs VIT Growth and Income                       %                        %                            %
Montgomery Variable Series: Emerging Markets              %                        %                            %
Montgomery Variable Series: Growth                        %                        %                            %
Seligman Communications and Information                   %                        %                            %
Seligman Frontier                                         %                        %                            %

       * The Goldman Sachs VIT Capital Growth Fund's expenses are estimated due to the Fund being in existence for less than 10 months. The Goldman Sachs VIT CORE U.S. Equity, Global Income and Growth and Income Funds' expenses are based on actual expenses for fiscal year ended December 31, 1999. The Investment Advisers to the Goldman Sachs VIT Capital Growth, CORE U.S. Equity, Global Income and Growth and Income Funds have voluntarily agreed to reduce or limit certain "Other Expenses" of such Funds (excluding management fees, taxes, interest and brokerage fees and litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed%, %, % and % per annum of such Funds' average daily net assets, respectively. The expenses shown include this reimbursement. If not included, the Other Expenses and Total Expenses for the Goldman Sachs VIT Capital Growth, CORE U.S. Equity, Global Income and Growth and Income Funds would be 1.03% and 1.78%, 2.13% and 2.83%, 2.40% and 3.30%, and 1.94% and 2.69%,
              respectively. The reductions or limits may be discontinued or modified by the investment advisers in their discretion at any time.

              A portion of the brokerage commissions that certain Fidelity Portfolios pay was used to reduce Fund expenses. In addition, certain Portfolios have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Fidelity VIP II Index 500 Portfolio expenses were voluntarily reduced by the Funds' investment adviser. Absent reimbursement, the management fee, other expenses, and total expenses would have been 0.24%, 0.11%, and 0.35% respectively.

              The Manager of the Montgomery Variable Series: Emerging Markets Fund and the Montgomery Variable Series: Growth Fund has contractually agreed to reduce some or all of its management fees if necessary to keep total annual operating expenses, expressed on an annualized basis at or below 1.75% and 1.25%, respectively, of average net assets. This contract has a one year term renewable at the end of each fiscal year. The Manager also may voluntarily reduce additional amounts to increase the return to Policyowners investing in the Montgomery Variable Series: Emerging Markets Fund and/or the Montgomery Variable Series: Growth Fund. Any reductions made by the Manager in its fees are subject to reimbursement by the Montgomery Variable Series: Emerging Markets Fund and the Montgomery Variable Series: Growth Fund within the following three years, provided the Portfolios are able to effect such reimbursement and remain in compliance with applicable expense limitations. The Management Fees, Other Expenses and Total Annual Expenses absent voluntary reimbursements for the Montgomery Variable Series: Growth Fund were 1.00%, 0.40% and 1.40%.

              The Managers of the Berger/BIAM IPT-International Fund and Berger IPT-Small Company Growth Fund have agreed to waive their management fees and reimburse the Funds for additional expenses to the extent that the Funds' total annual expenses exceed 1.20% and 1.15%, respectively.

              There is no assurance that these waiver or reimbursement policies will be continued in the future. If any of these policies are discontinued, it will be reflected in an updated prospectus.

The data with respect to the Funds' annual expenses have been provided to Us by the Funds and We have not independently verified such data.

WHAT ARE THE LAPSE AND REINSTATEMENT PROVISIONS OF MY POLICY?

The Policy will not lapse if You fail to make payments unless:

       - the Policy Value less an Outstanding Loan is insufficient to cover the next Monthly Deduction and loan interest accrued; OR

       -      an Outstanding Loan exceed Policy Value.

There is a 62-day grace period in either situation.

If You make payments at least equal to Minimum Monthly Payments, We guarantee that Your Policy will not lapse before the 49th Monthly Processing Date from Date of Issue or increase in Face Amount, within limits and excluding loan foreclosure. If the Guaranteed Death Benefit Rider is in effect, the Policy will not lapse regardless of the investment performance of the Variable Account excluding loan foreclosure. For more information, see "Guaranteed Death Benefit Rider."

You may reinstate Your Policy within three years after the grace period, within limits. See POLICY TERMINATION & REINSTATEMENT for further details.

HOW WILL THE POLICY BE TAXED?

The Policy is given federal income tax treatment similar to a conventional fixed benefit life insurance policy. On a withdrawal of Policy Value, Policyowners currently are taxed only on the amount of the withdrawal that exceeds total payments. Withdrawals greater than payments made are treated as ordinary income. During the first 15 Policy years, however, an "interest first" rule applies to distributions of cash required under Section 7702 of the Internal Revenue Code
(Code) because of a reduction in benefits under the Policy.

The Net Death Benefit under the Policy is excludable from the gross income of the Beneficiary. However, in some circumstances federal estate tax may apply to the Net Death Benefit or the Policy Value.

A Policy may be considered a "modified endowment contract." This may occur if total payments during the first seven Policy years (or within seven years of a material change in the Policy) exceed the total net level payments payable, if the Policy had provided paid-up future benefits after seven level payments. If the Policy is considered a modified endowment contract, all distributions (including Policy loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-first" basis. Also, a 10% penalty tax may be imposed on that part of a distribution that is includible in income.

This Summary is intended to provide only a very brief overview of the more significant aspects of the Policy. This Prospectus and the Policy provide further detail. The Policy provides insurance protection for the named Beneficiary.

DOES CANADA LIFE OFFER OTHER POLICIES?

We offer variable annuity policies which also invest in the same Portfolios of the Funds. We also offer a full line of traditional life insurance and annuity policies through Our parent company, The Canada Life Assurance Company. For more information about these policies, please contact Your Registered Representative.

WHAT IF I HAVE QUESTIONS?

We will be happy to answer Your questions about the Policy or Our procedures. Call or write to Us at the Variable Life Service Center. The phone number or address is located on page 1. All inquiries should include the Policy number and the names of the Policyowner and the Insured.

If You have questions concerning Your investment strategies, please contact Your Registered Representative.

                                   THE COMPANY

We are a stock life insurance company with assets as of December 31, 1999 of approximately $____ billion (U.S. dollars). We were incorporated under Michigan law on April 12, 1988, and Our Home Office is located at 6201 Powers Ferry Road, NW, Atlanta, Georgia 30339. We are principally engaged in issuing and reinsuring annuity and life insurance policies.

We share Our A.M. Best rating with Our parent company, The Canada Life Assurance Company. From time to time, We will quote this rating and Our ratings from Standard & Poor's Corporation, Duff & Phelps Inc., and/or Moody's Investors Service for claims paying ability. These ratings relate to Our financial ability to meet Our contractual obligations under Our insurance contracts. They do not take into account deductibles, surrender or cancellation penalties, or timeliness of claim payment. They also do not address the suitability of a Policy for a particular purchaser, or relate to Our ability to meet non-policy obligations.

We are a wholly-owned subsidiary of The Canada Life Assurance Company, a Canadian life insurance company headquartered in Toronto, Ontario, Canada. The Canada Life Assurance Company commenced insurance operations in 1847 and has been actively operating in the United States since 1889. It is one of the largest life insurance companies in North America with consolidated assets as of December 31, 1999 of approximately $ billion (U.S. dollars).

Obligations under the Policies are obligations of Canada Life Insurance Company of America.

We are subject to regulation and supervision by the Michigan Insurance Bureau, as well as the laws and regulations of all jurisdictions in which We are authorized to do business.

We are a charter member of the Insurance Marketplace Standards Association
(IMSA). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness, and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.


                       THE VARIABLE ACCOUNT AND THE FUNDS

THE VARIABLE ACCOUNT

We established the Canada Life of America Variable Life Account 1 (the Variable Account) as a separate investment account on July 22, 1988, under Michigan law. Although We own the assets in the Variable Account, these assets are held separately from Our other assets and are not part of Our General Account. The income, gains or losses, whether or not realized, from the assets of the Variable Account are credited to or charged against the Variable Account in accordance with the policies without regard to Our other income, gains or losses.

The portion of the assets of the Variable Account equal to the reserves and other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business that We conduct. We have the right to transfer to Our General Account any assets of the Variable Account which are in excess of such reserves and other liabilities.

The Variable Account is registered with the Securities and Exchange Commission (the SEC) as a unit investment trust under the Investment Company Act of 1940 (the 1940 Act) and meets the definition of a "separate account" under the federal securities laws. However, the SEC does not supervise the management, investment policies or practices of the Variable Account.

The Variable Account currently is divided into Sub-Accounts. Each Sub-Account invests its assets in shares of the corresponding Portfolio of the Funds described below.

THE FUNDS

The Variable Account invests in shares of:

       The Alger American Fund (Alger American)
       Berger Institutional Products Trust (Berger Trust)
       The Dreyfus Socially Responsible Growth Fund, Inc. (Dreyfus Socially
          Responsible)
       Dreyfus Variable Investment Fund (Dreyfus)
       Fidelity Variable Insurance Products Fund (Fidelity VIP)
       Fidelity Variable Insurance Products Fund II (Fidelity VIP II) Fidelity Variable Insurance Products Fund III (Fidelity VIP III) Goldman Sachs Variable Insurance Trust (Goldman Sachs VIT)
       The Montgomery Funds III (Montgomery)
       Seligman Portfolios, Inc. (Seligman)

Shares of a Portfolio of the above listed Funds are purchased and redeemed for a corresponding Sub-Account at their net asset value. Any amounts of income, dividends and gains distributed from the shares of a Portfolio are reinvested in additional shares of that Portfolio at their net asset value. The Funds' prospectuses defines the net asset value of Portfolio shares.

The Funds are management investment companies with one or more investment Portfolios. Each Fund is registered with the SEC as an open-end, management investment company. Such registration does not involve supervision of the management or investment practices or policies of the company or the Portfolios by the SEC.

The Funds may, in the future, create additional portfolios that may or may not be available as investment options under the Policies. Each Portfolio has its own investment objectives and the income and losses for each Portfolio are determined separately for that Portfolio.

The investment objectives and policies of certain Portfolios of the Funds are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the Portfolios of the Funds, however, may differ from the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Portfolios of the Funds will be comparable to the investment results of any other portfolio, even if the other portfolios have the same investment adviser or manager.

We have entered into agreements with the investment advisers of several of the Funds pursuant to which each such investment adviser will pay Us a service fee based upon an annual percentage of average net assets invested by Us on behalf of the Variable Account. These agreements cover administrative services provided to the Funds by Us. Payments of such amounts by an investment adviser do not increase the fees paid by the Portfolios or Policyowners invested in the Portfolios.

RESOLVING MATERIAL CONFLICTS

The Funds are now, or may be in the future, used as investment vehicles for variable life insurance and variable annuity contracts issued by Us, as well as registered separate accounts of other insurance companies offering variable life and annuity contracts. In addition, certain Funds available with the Policy may sell shares to retirement plans qualifying under Section 401 of the Code ("Retirement Plans"). As a result, there is a possibility that a material conflict may arise between the interests of Policyowners and such Retirement Plans or participants in such Retirement Plans.

We currently do not foresee any disadvantages to Policyowners resulting from the Funds selling shares to support products other than Our contracts or to Retirement Plans. However, there is a possibility that a material conflict may arise between Policyowners whose policy values are allocated to the Variable Account and the owners of variable life insurance policies and variable annuity contracts issued by such other companies whose values are allocated to one or more other separate accounts investing in any one of the Funds. In the event of a material conflict, We will take any necessary steps, including removing the Variable Account from that Fund, to resolve the matter. The board of directors of each Fund also will monitor events in order to identify any material conflicts that possibly may arise and determine what action, if any, should be taken in response to those events or conflicts. See each individual Fund prospectus for more information.

The following is a brief description of the investment objectives of each of the Funds' Portfolios. THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVE OF ANY PORTFOLIO WILL BE ACHIEVED. Please see the accompanying prospectuses for the Funds for more detailed information, including a description of risks and expenses.

THE ALGER AMERICAN FUND

The Alger American Fund (Alger American) is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies to be offered by the separate accounts of certain life insurance companies; its shares also may be offered to qualified pension and retirement plans. Each of its Portfolios has distinct investment objectives and policies. Further information regarding the investment practices of each of the Portfolios is set forth below.

ALGER AMERICAN GROWTH PORTFOLIO

The Alger American Growth Portfolio seeks long-term capital appreciation by focusing on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the Portfolio invests primarily in the equity securities of large companies. The Portfolio considers a large company to have a market capitalization of $1 billion or greater.

ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO

The Alger American Leveraged AllCap Portfolio seeks long-term capital appreciation. Under normal circumstances, the Portfolio invests in the equity securities of companies of any size which demonstrate promising growth potential. The Portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities. By borrowing money, the Portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.

ALGER AMERICAN MIDCAP GROWTH PORTFOLIO

The investment objective of the Portfolio is long-term capital appreciation. It focuses on midsize companies with promising growth potential. Under normal circumstances, the Portfolio invest primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index.

ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO

The investment objective of the Alger American Small Capitalization Portfolio is long-term capital appreciation. It focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the Portfolio invests primarily in the equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell 2000 Growth Index or the S&P SmallCap 600 Index.

BERGER INSTITUTIONAL PRODUCTS TRUST

The Berger Institutional Products Trust (Berger Trust) is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by the separate accounts of certain life insurance companies; and its shares may also be offered to qualified pension and retirement plans. The Berger Trust is an open-end investment company and each of its Portfolios has distinct investment objectives and policies. Further information regarding the investment practices of the Portfolios available under this Policy is set forth below.

BERGER/BIAM IPT-INTERNATIONAL FUND

The Portfolio is advised by BBOI Worldwide LLC, which has delegated daily management of the Portfolio to Bank of Ireland Asset Management (U.S.) Limited. The investment objective of the Berger/BIAM IPT-International Fund is long-term capital appreciation. The Portfolio seeks to achieve this objective by investing primarily in common stocks of well established companies located outside the United States. The Portfolio intends to diversify its holdings among several countries and to have, under normal market conditions, at least 65% of the Portfolio's total assets invested in the securities of companies located in at least five countries, not including the United States.

BERGER IPT-SMALL COMPANY GROWTH FUND

The Portfolio is advised by Berger Associates, Inc. The investment objective of the Berger IPT-Small Company Growth Fund is capital appreciation. The Portfolio seeks to achieve this objective by investing primarily in common stocks of small companies and other securities with equity features. Under normal circumstances, the Portfolio invests at least 65% of its assets in equity securities of companies whose market capitalizations, at the time of initial purchase, is less than the 12-month average of the maximum market capitalization for companies included in the Russell 2000. This average is updated monthly. The balance of the Portfolio may be invested in larger companies, government securities or other short-term investments.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

The Dreyfus Socially Responsible Growth Fund, Inc. (Dreyfus Socially Responsible) seeks to provide capital growth by investing principally in common stocks, or securities convertible into common stock, of companies which, in the opinion of the Fund's management, not only meet traditional investment standards, but also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is a secondary goal.

DREYFUS VARIABLE INVESTMENT FUND

Dreyfus Variable Investment Fund is an open-end, management investment company, that is intended to be a funding vehicle for variable annuity and variable life insurance contracts. Two of the Fund's Portfolios are available under this Policy, the Dreyfus-Growth and Income Portfolio and Dreyfus-Capital Appreciation Portfolio.

DREYFUS-CAPITAL APPRECIATION PORTFOLIO

The Capital Appreciation Portfolio seeks to provide long-term capital growth consistent with the preservation of capital; current income is a secondary goal. The Portfolio invests principally in common stocks of domestic and foreign companies. The Portfolio generally will seek investment opportunities in large capitalization companies.

DREYFUS-GROWTH AND INCOME PORTFOLIO

The Growth and Income Portfolio seeks long-term capital growth, current income and growth of income, consistent with reasonable investment risk. The Portfolio invests primarily in equity and debt securities and money market instruments of domestic and foreign issuers. The proportion of the Portfolio's assets invested in each type of security will vary from time to time in accordance with The Dreyfus Corporation's assessment of economic conditions and investment opportunities.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

The Fidelity Variable Insurance Products Fund (Fidelity VIP) acts as one of the funding vehicles for the Policy with three Portfolios available under the
Policy: Fidelity VIP Growth; Fidelity VIP High Income; and Fidelity VIP Overseas. Fidelity VIP is managed by Fidelity Management & Research Company (Investment Manager).

FIDELITY VIP GROWTH PORTFOLIO

The Fidelity VIP Growth Portfolio seeks to achieve capital appreciation. The Portfolio invests primarily in common stocks.

FIDELITY VIP HIGH INCOME PORTFOLIO

The Fidelity VIP High Income Portfolio seeks to obtain a high level of current income by investing at least 65% of total assets in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities, while also considering growth of capital. Please refer to the accompanying Fidelity prospectus for a description and explanation of the unique risks associated with investing in high risk, high yielding, lower rated fixed income securities.

FIDELITY VIP MONEY MARKET PORTFOLIO

The Fidelity VIP Money Market Portfolio seeks to obtain a high level of current income as is consistent with the preservation of capital and liquidity.

FIDELITY VIP OVERSEAS PORTFOLIO

The Fidelity VIP Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities. This Portfolio provides a means for investors to diversify their own Portfolios by participating in companies and economies outside of the United States.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

The Fidelity Variable Insurance Products Fund II (Fidelity VIP II) acts as one of the funding vehicles for the Policy with the VIP II Asset Manager, VIP II Contrafund and VIP II Index 500 Portfolios available under the Policy. Fidelity VIP II is managed by Fidelity Management & Research Company (Investment Manager).

FIDELITY VIP II ASSET MANAGER PORTFOLIO

The Fidelity VIP II Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term money market instruments.

FIDELITY VIP II CONTRAFUND PORTFOLIO

The Fidelity VIP II Contrafund Portfolio seeks capital appreciation by investing in securities of companies whose value the Investment Manager believes is not fully recognized by the public.

FIDELITY VIP II INDEX 500 PORTFOLIO

The Fidelity VIP II Index 500 Portfolio seeks a total return which corresponds to that of the Standard & Poor's Composite Index of 500 Stocks.

FIDELITY VIP II INVESTMENT GRADE BOND PORTFOLIO

The Fidelity VIP II Index 500 Portfolio seeks as high a level of current income as is consistent with the preservation of capital.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III

The Fidelity Variable Insurance Products Fund III (Fidelity VIP III) acts as one of the funding vehicles for the Policy with the VIP III Growth Opportunities Portfolio available under the Policy. Fidelity VIP III is managed by Fidelity Management & Research Company (Investment Manager).

FIDELITY VIP III GROWTH OPPORTUNITIES PORTFOLIO

The Fidelity VIP III Growth Opportunities Portfolio seeks capital growth by investing primarily in common stocks.

GOLDMAN SACHS VARIABLE INSURANCE TRUST

The Goldman Sachs Variable Insurance Trust is an open-end, management investment company offering the following Portfolios: Goldman Sachs VIT Capital Growth Portfolio, Goldman Sachs VIT CORE U.S. Equity Portfolio, Goldman Sachs VIT Global Income Portfolio and Goldman Sachs VIT Growth and Income Portfolio.

GOLDMAN SACHS VIT CAPITAL GROWTH PORTFOLIO

This Portfolio seeks long-term growth of capital through diversified investments in equity securities of companies that are considered to have long-term capital appreciation potential.

GOLDMAN SACHS VIT CORE U.S. EQUITY PORTFOLIO

This Portfolio seeks long-term growth of capital and dividend income through a broadly diversified Portfolio of large cap and blue chip equity securities representing all major sectors of the U.S. economy.

GOLDMAN SACHS VIT GLOBAL INCOME PORTFOLIO

This Portfolio seeks a high total return, emphasizing current income and, to a lessor extent, providing opportunities for capital appreciation. The Fund invests primarily in a portfolio of high quality fixed-income securities of U.S. foreign issuers and foreign currencies.

GOLDMAN SACHS VIT GROWTH AND INCOME PORTFOLIO

This Portfolio seeks long-term growth of capital and growth of income through investments in equity securities that are considered to have favorable prospects for capital appreciation and/or dividend paying ability.

THE MONTGOMERY FUNDS III

Shares of Montgomery Variable Series: Emerging Markets Fund and Montgomery Variable Series: Growth Fund, Portfolios of The Montgomery Funds III (Montgomery), an open-end investment company, are available under this Policy.

MONTGOMERY VARIABLE SERIES: EMERGING MARKETS FUND

The investment objective of this Portfolio is capital appreciation, which under normal conditions it seeks by investing at least 65% of its total assets in equity securities of companies in countries having emerging markets. For these purposes, the Portfolio defines an emerging market country as having an economy that is or would be considered by the World Bank or the United Nations to be emerging or developing.

MONTGOMERY VARIABLE SERIES: GROWTH FUND

The investment objective of this Portfolio is capital appreciation, which under normal conditions it seeks by investing at least 65% of its total assets in the equity securities, usually common stock of domestic companies of all sizes and emphasizes companies having market capitalizations of $1 billion or more.

SELIGMAN PORTFOLIOS, INC.

Seligman Portfolios, Inc. (Seligman) currently has fifteen Portfolios, two of which are available under the Policy: Communications and Information; and Frontier. Seligman is a diversified open-end investment company incorporated in Maryland which uses the investment advisory services of J. & W. Seligman & Co. Incorporated, a Delaware corporation.

SELIGMAN COMMUNICATIONS AND INFORMATION PORTFOLIO

The investment objective of this Portfolio is to produce capital gain. Income is not an objective. The Portfolio seeks to achieve its objective by investing primarily in securities of companies operating in the communications, information and related industries.

SELIGMAN FRONTIER PORTFOLIO

The investment objective of this Portfolio is to produce growth in capital value; income may be considered but will be only incidental to the Portfolio's investment objective. The Portfolio invests primarily in equity securities of smaller companies selected for their growth prospects.

A FULL DESCRIPTION OF THE FUNDS, THEIR INVESTMENT OBJECTIVES, THEIR POLICIES AND RESTRICTIONS, THEIR EXPENSES AND OTHER ASPECTS OF THEIR OPERATION, AS WELL AS A DESCRIPTION OF THE RISKS RELATED TO INVESTMENT IN THE FUNDS, IS CONTAINED IN THE ACCOMPANYING PROSPECTUSES FOR THE FUNDS. THE PROSPECTUSES FOR THE FUNDS SHOULD BE READ CAREFULLY BY A PROSPECTIVE PURCHASER ALONG WITH THIS PROSPECTUS BEFORE INVESTING.

CHANGE IN INVESTMENT OBJECTIVE

The investment objective of a Sub-Account may not be changed unless the change is approved, if required, by the Michigan Insurance Bureau. A statement of such approval will be filed, if required, with the insurance department of the state in which the Policy is delivered.

                                   THE POLICY

APPLYING FOR A POLICY

After receiving a completed application from a prospective Policyowner, We will begin underwriting to decide the insurability of the proposed Insured. We may require medical examinations and other information before deciding insurability. We issue a Policy only after underwriting has been completed. We may reject an application that does not meet Our underwriting guidelines.

If a prospective Policyowner makes an initial payment of at least one Minimum Monthly Payment, We will provide fixed conditional insurance during underwriting. The fixed conditional insurance will be the insurance applied for, up to a maximum of $500,000, depending on Age and Underwriting Class. This coverage will continue for a maximum of 90 days from the date of the application, and if required, the completed medical exam. If death is by suicide, We will return only the Premium paid.

If no fixed conditional insurance was in effect, on Policy delivery We will require a sufficient payment to place the insurance in force. If You made payments before the date of Acceptance, We will allocate the payments to the Fixed Account. IF THE POLICY IS NOT ISSUED AND ACCEPTED, THE PAYMENTS WILL BE RETURNED TO YOU WITHOUT INTEREST.

If the Policy is issued and accepted, We will allocate Your Policy Value on Acceptance according to Your instructions. However, if Your Policy provides for a full refund of payments under its "Right to Examine Policy provision , We will initially allocate Your Sub-Account investments to the money market Sub-Account

       -      14 days from Acceptance; or

       - 24 days from Acceptance for replacements in states with a 20-day right to examine; or

       - 34 days from Acceptance for California citizens Age 60 and older, who have a 30-day right to examine.

After this, We will allocate all amounts according to Your investment choices.

RIGHT TO EXAMINE

You have the right to examine and cancel Your Policy by returning it to the Variable Life Service Center or to one of Our representatives on or before the 10th day after You receive the Policy . There may be a longer period in certain jurisdictions; see the "Right to Examine Policy" provision in Your Policy. If You decide to cancel, the Policy will be void from the Date of Issue.

If Your Policy provides for a full refund of Premium under its "Right to Examine Policy provision, as required by state law, the Company will mail a refund to You within seven days. We may delay a refund of any payment made by check until the check has cleared Your bank. Where required by state law, however, Your refund will be the GREATER of:

       -      Your entire payment; OR

       - the Policy Value PLUS deductions under the Policy or by the Sub-Account for taxes, charges or fees.

If Your Policy does not provide for a full refund, You will receive:

       -      the value in the Fixed Account; PLUS

       -      the Policy Value in the Variable Account; PLUS

       - all fees, charges and taxes which have been imposed at the Policy level.

After an increase in Face Amount, We will mail or deliver to you a right to examine notice for the increase. You will have the right to cancel the increase on or before 10 days after You receive the notice. There may be a longer period in certain jurisdictions; see the "Right to Examine Policy" provision in Your Policy.

Upon canceling the increase, You will receive a credit to Your Policy Value of the charges deducted for the increase. We will waive any surrender charge computed for the increase.

CONVERSION PRIVILEGE

Within 24 months of the Date of Issue or an increase in Face Amount, You can convert Your Policy into a fixed Policy by transferring all Policy Value in the Sub-Accounts to the Fixed Account. The conversion will take effect as of the end of the Valuation Period in which We receive, at Our Variable Life Service Center, notice of the conversion satisfactory to Us. There is no charge for this conversion. We will allocate all future payments to the Fixed Account, unless You instruct Us otherwise.

PAYMENTS

Payments must be made payable to the Company. Payments may be made by mail to the Variable Life Service Center. All payments after the Policy is issued are credited to the Variable Account or Fixed Account as of the date of receipt at the Variable Life Service Center.

You may establish a schedule of planned payments. If You do, We will bill You at regular intervals. Making planned payments will not guarantee that the Policy will remain in force. The Policy will not necessarily lapse if You fail to make planned payments. You may make unscheduled payments before the Final Payment Date or skip planned payments. If the Guaranteed Death Benefit Rider is in effect, there are certain minimum payment requirements.

The Policy does not limit payments as to frequency and number. However, no payment may be less than $100 without Our consent. You may choose to have monthly Premiums automatically collected from Your checking or savings account pursuant to an electronic funds transfer agreement (EFT). Under this method, each month We will deduct payments from Your account and apply them to Your Policy. The minimum automatic payment allowed is $50. Payments must be sufficient such that the Policy Value less any Outstanding Loan must be positive at the end of each Policy month or the Policy may lapse. See POLICY TERMINATION AND REINSTATEMENT.

We reserve the right to underwrite if a payment increases the Death Benefit by more than the amount of the payment.

During the first 48 Policy months following the Date of Issue or an increase in Face Amount, a guarantee may apply to prevent the Policy from lapsing. The guarantee will apply during this period if You make payments that, when reduced by any Outstanding Loan, partial withdrawals and partial withdrawal charges, equal or exceed the required Minimum Monthly Payments. The required Minimum Monthly Payments are based on the number of months:

       -      the Policy has been in force;

       -      an increase in Face Amount has been in force; or

       - any Policy Change that causes a change in the Minimum Monthly Payment has been in force.

EXCEPT AS STATED ABOVE, MAKING MONTHLY PAYMENTS EQUAL TO THE MINIMUM MONTHLY PAYMENTS DOES NOT GUARANTEE THAT THE POLICY WILL REMAIN IN FORCE.

Under Death Benefit Option 1 and Death Benefit Option 2, total payments may not exceed the current maximum payment limits under Federal tax law. These limits will change with a change in Face Amount, underwriting reclassifications, the addition or deletion of a rider, or a change between Death Benefit Option 1 and Death Benefit Option 2. Where total payments would exceed the current maximum payment limits, the excess first will be applied to repay any Outstanding Loan. If there are remaining excess payments, any such excess payments will be returned to You. However, We will accept a payment needed to prevent Policy lapse during a Policy year. See POLICY TERMINATION AND REINSTATEMENT.

ELECTRONIC FUNDS TRANSFER (EFT)

You may choose to have monthly payments automatically collected from Your checking or savings account pursuant to an electronic funds transfer agreement plan (EFT). This plan may be terminated by You or Us after 30 days Written Request , or at any time by Us if a payment has not been paid by Your bank. This option is not available on the 29th, 30th or 31st day of each month. There is no charge for this feature.

ALLOCATION OF NET PAYMENTS

The Net Payment equals the payment made less the Payment Expense Charge. In the application for Your Policy, You decide the initial allocation of the Net Payment among the Fixed Account and the Sub-Accounts. You may allocate payments to one or more of the Sub-Accounts. The minimum amount that You may allocate to a Sub-Account is 1.00% of the Net Payment. Allocation percentages must be in whole numbers (for example, 33 1/3% may not be chosen) and must total 100%.

You may change the allocation of future Net Payments by Written Request or telephone request. You have the privilege to make telephone requests, unless You elected not to have the privilege on the application. The policy of the Company and its representatives and affiliates is that they will not be responsible for losses resulting from acting on telephone requests reasonably believed to be genuine. The Company will employ reasonable methods to confirm that instructions communicated by telephone are genuine. Such procedures may include, among others, requiring some form of personal identification prior to acting upon instructions received by telephone. All telephone requests are tape-recorded.

An allocation change will take effect on the date of receipt of the notice at the Variable Life Service Center. No charge is currently imposed for changing payment allocation instructions. We reserve the right to impose a charge in the future, but guarantee that the charge will not exceed $25.

The Policy Value in the Sub-Accounts will vary with investment experience. You bear this investment risk. Investment performance may also affect the Death Benefit. Please review Your allocations of payments and Policy Value as market conditions and Your financial planning needs change.

TRANSFERS

TRANSFER PRIVILEGE

While the Insured is still living and the Policy is in force, You may transfer amounts between the Fixed Account and the Sub-Accounts or among the Sub-Accounts, on request. Currently, the first 12 transfers in a Policy year are free. We reserve the right to limit the number of free transfers in a Policy year to six. After that, We will deduct a $10 transfer charge from amounts transferred in that Policy year. We reserve the right to increase the charge, but the charge will never exceed $25. This charge reimburses Us for the administrative costs of processing the transfer.

Each of the following transfers of Policy Value from the Sub-Accounts to the Fixed Account is free and does not count as one of the 12 free transfers in a Policy year:

       - a conversion within the first 24 months from the Date of Issue or increase in Face Amount;

       -      a transfer to the Fixed Account to secure a loan;

       - a reallocation of Policy Value within 20 days of the Date of Issue; or

       -      Dollar-Cost Averaging and Account Rebalancing.

The transfer privilege is subject to Our consent. We reserve the right to impose limits on transfers including, but not limited to, the:

       -      minimum amount that may be transferred;

       - minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account;

       -      minimum period between transfers involving the Fixed Account; or

       -      maximum amounts that may be transferred from the Fixed Account.


Transfers to and from the Fixed Account are currently permitted subject to the following restrictions:

       - the amount transferred from the Fixed Account in each transfer does not exceed the lesser of $100,000 or 25% of the Policy Value.

       - You make only one transfer involving the Fixed Account in each Policy quarter.

These rules are subject to change by the Company.

We cannot guarantee that a Sub-Account or shares of a Portfolio will always be available. If You request an amount in a Sub-Account or the Fixed Account be transferred to a Sub-Account at a time when the Sub-Account or underlying Portfolio is unavailable, We will not process Your transfer request.

This request will not be counted as a transfer for purposes of determining the number of free transfers executed in a year. The Company reserves the right to change its minimum transfer amount requirements.

Excessive trading (including short-term "market timing" trading) may adversely affect the performance of the Sub-Accounts. If a pattern of excessive trading by a Policyowner or the Policyowner's agent develops, We reserve the right not to process the transfer request. If Your request is not processed, it will not be counted as a transfer for purposes of determining the number of free transfers executed.

DOLLAR COST AVERAGING

You may choose to automatically transfer specified amounts, of at least $100, from any Sub-Account or the Fixed Account (either one a "disbursement account") to any other Sub-Account(s) or the Fixed Account on a periodic basis. Transfers are subject to Our administrative procedures and the restrictions in "Transfer Privilege" stated above.

Dollar Cost Averaging (DCA) is a long-term investment method which provides for regular, level investments over time. We make no representation or guarantee that DCA will result in a profit or protect against loss. You should first discuss this (as You would all other investment strategies) with Your registered representative.
To initiate DCA, We must receive Your Written Request on Our form. Once elected, transfers will be processed until one of the following occurs:

       - the entire value of the disbursement account is completely depleted;

       -      We receive Your written revocation of DCA; or

       -      We discontinue this service.

We reserve the right to change Our procedures or to discontinue DCA for any reason upon 30 days written Request to You.

DCA transfers may be made on a monthly, quarterly, semi-annual or annual schedule. You may request the day of the month on which the automatic transfers will occur (the transfer date"). This option is not available on the 29th, 30th or 31st day of each month. If You do not choose a transfer date, the transfer date will be the 15th of the scheduled month. However, if the transfer date is not a business day, the automatic transfer will be processed on the next business day. Each automatic transfer is free, and will not reduce the remaining number of transfers that are free in a Policy year.

ACCOUNT REBALANCING

Account Rebalancing (rebalancing) is an investment strategy in which Your Policy Value, in the Sub-Accounts only, is reallocated back to its original portfolio allocation. Rebalancing is performed regardless of changes in individual portfolio values from the time of the last rebalancing. It is executed on a monthly, quarterly, semi-annual or annual basis. We make no representation or guarantee that rebalancing will result in a profit, protect You against loss or ensure that You meet Your financial goals. To initiate rebalancing, We must receive Your Written Request. Participation in rebalancing is voluntary and can be modified or discontinued at any time by You, per Your Written Request. Account Rebalancing is not available for the Fixed Account.

Once elected, We will continue to perform rebalancing until We are instructed otherwise. We reserve the right to change Our procedures or discontinue offering rebalancing for any reason upon 30 days

Written Request to You. This option is not available on the 29th, 30th or 31st day of each month. There is no charge for this feature.

DEATH BENEFIT

GUIDELINE MINIMUM DEATH BENEFIT

In order to qualify as "life insurance" under the Federal tax laws, this Policy must provide a Guideline Minimum Death Benefit. The Guideline Minimum Death Benefit is determined as of the date of death of the Insured. If Death Benefit Option 1 or Death Benefit Option 2 is in effect, the Guideline Minimum Death Benefit is obtained by multiplying the Policy Value by a percentage factor for the Insured's attained age, as shown in the Table in APPENDIX A. If Death Benefit Option 3 is in effect, the Guideline Minimum Death Benefit is obtained by multiplying the Policy Value by a percentage for the Insured's attained age, sex, and Underwriting Class, as set forth in the Policy.

Guideline Minimum Death Benefit Table in APPENDIX A is used when Death Benefit Option 1 or Death Benefit Option 2 is in effect. The Guideline Minimum Death Benefit Table in APPENDIX A reflects the requirements of the "Guideline Premium/Guideline Death Benefit" test set forth in the Federal tax laws. Guideline Minimum Death Benefit factors are set forth in the Policy when Death Benefit Option 3 is in effect. These factors reflect the requirements of the "Cash Value Accumulation" test set forth in the Federal tax laws. The Guideline Minimum Death Benefit factors will be adjusted to conform to any changes in the tax laws. For more information, see "Election Of Death Benefit Options", below.

NET DEATH BENEFIT

If the Policy is in force on the Insured's death, We will, with Due Proof of Death, pay the Net Death Benefit to the named Beneficiary. We will normally pay the Net Death Benefit within seven days of receiving Due Proof of Death, but We may delay payment of Net Death Benefits. See "Delay of Payments." The Beneficiary may receive the Net Death Benefit in a lump sum or under a payment option We offer at that time. See APPENDIX C - PAYMENT OPTIONS.

The Net Death Benefit depends on the current Face Amount and the Death Benefit Option that is in effect on the date of death. Before the Final Payment Date, the Net Death Benefit is:

       - the Death Benefit provided under Death Benefit Option 1, Death Benefit Option 2, or Death Benefit Option 3, whichever is in effect on the date of death; PLUS

       - any other insurance on the Insured's life that is provided by rider; MINUS

       - any Outstanding Loan, any partial withdrawals, partial withdrawal charges, and due and unpaid Monthly Deductions through the Policy month in which the Insured dies.

After the Final Payment Date, if the Guaranteed Death Benefit Rider is not in effect, the Net Death Benefit is:

       -      the Policy Value; MINUS

       -      any Outstanding Loan.

In most states, We will compute the Net Death Benefit on:

       -      the date of death of the Insured under Death Benefit Option 2; OR

       -      the date of death for Death Benefit Options 1 and 3.

ELECTION OF DEATH BENEFIT OPTIONS

Federal tax law requires a Guideline Minimum Death Benefit in relation to Policy Value for a Policy to qualify as life insurance. Under current Federal tax law, either the Guideline Premium Test or the Cash Value Accumulation Test can be used to determine if the Policy complies with the definition of "life insurance" under the Code. At the time of application, You may elect either of the tests. If You elect the Guideline Premium Test, You will have the choice of electing Death Benefit Option 1 or Death Benefit Option 2. If You elect the Cash Value Accumulation Test, Death Benefit Option 3 must apply.

GUIDELINE PREMIUM TEST AND CASH VALUE ACCUMULATION TEST - There are two main differences between the Guideline Premium Test and the Cash Value Accumulation Test. First, the Guideline Premium Test limits the amount of Premium that may be paid into a Policy, while no such limits apply under the Cash Value Accumulation Test. Second, the factors that determine the Guideline Minimum Death Benefit relative to the Policy Value are different. APPLICANTS FOR A POLICY SHOULD CONSULT A QUALIFIED TAX ADVISER IN CHOOSING BETWEEN THE GUIDELINE PREMIUM TEST AND THE CASH VALUE ACCUMULATION TEST AND IN CHOOSING A DEATH BENEFIT OPTION.

The Guideline Premium Test limits the amount of Premiums payable under a Policy to a certain amount for an Insured of a particular age, sex, and Underwriting Class. Under the Guideline Premium Test, You may choose between Death Benefit Option 1 or Death Benefit Option 2, as described below. After issuance of the Policy, You may change the selection from Death Benefit Option 1 to Death Benefit Option 2, or vice versa.

The Cash Value Accumulation Test requires that the Death Benefit must be sufficient so that the Cash Surrender Value does not at any time exceed the Net Single Premium required to fund the future benefits under the Policy. Under the Cash Value Accumulation Test, required increases in the Guideline Minimum Death Benefit (due to growth in Policy Value) will generally be greater than under the Guideline Premium Test. If You choose the Cash Value Accumulation Test, ONLY Death Benefit Option 3 is available. You may NOT switch to or from Death Benefit Option 3.

DEATH BENEFIT OPTION 1 - LEVEL GUIDELINE PREMIUM TEST

Under Option 1, the Death Benefit is equal to the greater of the Face Amount or the Guideline Minimum Death Benefit, as set forth in "Table A" in APPENDIX A. The Death Benefit will remain level unless the Guideline Minimum Death Benefit is greater than the Face Amount, in which case the Death Benefit will vary as the Policy Value varies.

Death Benefit Option 1 will offer the best opportunity for the Policy Value to increase without increasing the Death Benefit as quickly as it might under the other options. The Death Benefit will never go below the Face Amount.

DEATH BENEFIT OPTION 2 - ADJUSTABLE GUIDELINE PREMIUM TEST.

Under Option 2, the Death Benefit is equal to the greater of (1) the Face Amount plus the Policy Value or (2) the Guideline Minimum Death Benefit, as set forth in "Table A" in APPENDIX A. The Death Benefit will vary as the Policy Value changes, but will never be less than the Face Amount.

Death Benefit Option 2 will offer the best opportunity to have an increasing Death Benefit as early as possible. The Death Benefit will increase whenever there is an increase in the Policy Value, and will decrease whenever there is a decrease in the Policy Value. The Death Benefit will never go below the Face Amount.

DEATH BENEFIT OPTION 3- LEVEL CASH VALUE ACCUMULATION TEST.

Under Option 3, the Death Benefit will equal the greater of (1) the Face Amount or (2) the Policy Value multiplied by the applicable factor as set forth in the Policy. The applicable factor depends upon the Underwriting Class, sex (unisex if required by law), and then-attained age of the Insured. The factors decrease slightly from year to year as the attained age of the Insured increases.

Death Benefit Option 3 will offer the best opportunity for an increasing Death Benefit in later Policy years and/or to fund the Policy at the "seven-pay" limit for the full seven years. When the Policy Value multiplied by the applicable Death Benefit factor exceeds the Face Amount, the Death Benefit will increase whenever there is an increase in the Policy Value, and will decrease whenever there is a decrease in the Policy Value. However, the Death Benefit will never go below the Face Amount.

ALL DEATH BENEFIT OPTIONS MAY NOT BE AVAILABLE IN ALL STATES.

EXAMPLES

For the purposes of the following examples, assume that the Insured is under the Age of 40, and that there is no Outstanding Loan.

EXAMPLE USING DEATH BENEFIT OPTION 1 -Under Option 1, a Policy with a $100,000 Face Amount will have a Death Benefit of $100,000. However, because the Death Benefit must be equal to or greater than 250% of Policy Value (from APPENDIX A), if the Policy Value exceeds $40,000 the Death Benefit will exceed the $100,000 Face Amount. In this example, each dollar of Policy Value above $40,000 will increase the Death Benefit by $2.50.

A Policy with a Policy Value of:

       - $50,000 will have a Guideline Minimum Death Benefit of $125,000 (e.g., $50,000 X 2.50);

       - $60,000 will produce a Guideline Minimum Death Benefit of $150,000 (e.g., $60,000 X 2.50);

       - $75,000 will produce a Guideline Minimum Death Benefit of $187,500 (e.g., $75,000 X 2.50).

Similarly, if Policy Value exceeds $40,000, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $60,000 to $50,000 because of partial withdrawals, charges or negative investment performance, the Death Benefit will be reduced from $150,000 to $125,000. However, the Death Benefit will never be less than the Face Amount of the Policy.

The Guideline Minimum Death Benefit Factor becomes lower as the Insured's Age increases. If the Insured's Age in the above example were, for example, 50 (rather than between zero and 40), the applicable percentage would be 185% (from APPENDIX A). The Death Benefit would be greater than $100,000 Face Amount when the Policy Value exceeds $54,054 (rather than $40,000), and each dollar then added to or taken from Policy Value would change the Death Benefit by $1.85.

EXAMPLE USING DEATH BENEFIT OPTION 2- Under Option 2, assume that the Insured is under the Age of 40 and that there is no Outstanding Loan. The Face Amount of the Policy is $100,000.

Under Death Benefit Option 2, a Policy with a Face Amount of $100,000 will produce a Death Benefit of $100,000 plus Policy Value.

A Policy with Policy Value of :

       -      $10,000 will produce a Death Benefit of $110,000 (e.g., $100,000 +
              $10,000);

       -      $25,000 will produce a Death Benefit of $125,000 (e.g., $100,000 +
              $25,000);

       -      $50,000 will produce a Death Benefit of $150,000 (e.g., $100,000 +
              $50,000).

However, the Guideline Minimum Death Benefit must be at least 250% of the Policy Value. Therefore, if the Policy Value is greater than $66,667, 250% of the Policy Value will be Guideline Minimum Death Benefit. The Guideline Minimum Death Benefit will be greater than the Face Amount plus Policy Value. In this example, each dollar of Policy Value above $66,667 will increase the Death Benefit by $2.50.

If the Policy Value is:

       - $70,000, the Guideline Minimum Death Benefit will be $175,000 (e.g., $70,000 X 2.50);

       - $80,000, the Guideline Minimum Death Benefit will be $200,000 (e.g., $80,000 X 2.50);

       - $90,000, the Guideline Minimum Death Benefit will be $225,000 (e.g., $90,000 X 2.50).

Similarly, if Policy Value exceeds $66,667, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $80,000 to $70,000 because of partial withdrawals, charges or negative investment performance, the Death Benefit will be reduced from $200,000 to $175,000. However, the Death Benefit will be the Face Amount PLUS Policy Value when the Guideline Minimum Death Benefit is LESS THAN the Face Amount PLUS the Policy Value.

The Guideline Minimum Death Benefit Factor becomes lower as the Insured's Age increases. If the Insured's Age in the above example were 50, the Death Benefit must be at least 185% of the Policy Value. The Death Benefit would be the sum of the Policy Value plus $100,000 unless the Policy Value exceeded $117,647 (rather than $66,667). Each dollar added to or subtracted from the Policy would change the Death Benefit by $1.85.

EXAMPLE USING DEATH BENEFIT OPTION 3 - In this example assume that the Insured is a male, Age 35, preferred non-tobacco and that there is no Outstanding Loan. The Guideline Minimum Death Benefit Factor, for this example, would be 437%.

Under Death Benefit Option 3, a Policy with a Face Amount of $100,000 will have a Death Benefit of $100,000. However, because the Death Benefit must be equal to or greater than 437% of Policy Value (in Policy year 1), if the Policy Value exceeds $22,883 the Death Benefit will exceed the $100,000 Face Amount. In this example, each dollar of Policy Value above $22,883 will increase the Death Benefit by $4.37.

A Policy with a Policy Value of:

       -      $50,000 will produce a Death Benefit of $218,500 ($50,000 x 4.37);

       -      $60,000 will produce a Death Benefit of $262,200 ($60,000 x 4.37);

       -      $75,000 will produce a Death Benefit of $327,750 ($75,000 x 4.37).

Similarly, if Policy Value exceeds $22,883, each dollar taken out of Policy Value will reduce the Death Benefit by $4.37. If, for example, the Policy Value is reduced from $60,000 to $50,000 because of partial withdrawals, charges, or negative investment performance, the Death Benefit will be reduced from $262,200 to $218,500. If, however, the product of the Policy Value times the applicable percentage is less than the Face Amount, the Death Benefit will equal the Face Amount.

The applicable percentage becomes lower as the Insured's Age increases. If the Insured's Age in the above example were, for example, 50 (rather than 35), the applicable percentage would be 270% (in Policy year 1). The Death Benefit would not exceed the $100,000 Face Amount unless the Policy Value exceeded $37,037 (rather than $22,883), and each dollar then added to or taken from Policy Value would change the Death Benefit by $2.70.

CHANGING BETWEEN DEATH BENEFIT OPTION 1 AND DEATH BENEFIT 2

You may change between Death Benefit Option 1 and Death Benefit Option 2 once each Policy year by Written Request. (By law, You may NOT change from Death Benefit Option 3 to Death Benefit Option 1 or to Death Benefit Option 2, or vice versa). Changing options may require Evidence of Insurability. The change takes effect as of the Monthly Processing Date on or following the date of underwriting approval. We will impose no charge for changes in Death Benefit options.

CHANGE FROM DEATH BENEFIT OPTION 1 TO DEATH BENEFIT OPTION 2.

If You change from Death Benefit Option 1 to Death Benefit Option 2, We will decrease the Face Amount to equal:

       -      the Death Benefit; MINUS

       -      the Policy Value as of the date of the change.

The change may not be made if the Face Amount would fall below $50,000. After the change from Death Benefit Option 1 to Death Benefit Option 2, future cost of insurance charges may be higher or lower than if no change in option had been made. However, the Net Amount at Risk will always equal the Face Amount, unless the Guideline Minimum Death Benefit applies.

CHANGE FROM DEATH BENEFIT OPTION 2 TO DEATH BENEFIT OPTION 1.

If You change from Death Benefit Option 2 to Death Benefit Option 1, We will increase the Face Amount by the Policy Value as of the date of the change. The Death Benefit will be the GREATER of:

       -      the new Face Amount; or

       -      the Guideline Minimum Death Benefit under Death Benefit Option 1.

After the change from Death Benefit Option 2 to Death Benefit Option 1, an increase in Policy Value will reduce the Net Amount at Risk and the cost of insurance charge. A decrease in Policy Value will increase the Net Amount at Risk and the cost of insurance charge.

A change in Death Benefit option may result in total payments exceeding the then current maximum payment limitation under Federal tax law. Where total payments would exceed the current maximum payment limits, the excess first will be applied to repay any Outstanding Loan. If there are remaining excess payments, any such excess payments will be returned to You. However, We will accept a payment needed to prevent Policy lapse during a Policy year.

A change from Death Benefit Option 2 to Death Benefit Option 1 within five Policy years of the Final Payment Date will terminate a Guaranteed Death Benefit Rider.

GUARANTEED DEATH BENEFIT RIDER
(NOT AVAILABLE IN ALL STATES)

An optional Guaranteed Death Benefit Rider is available only at issue of the Policy. If this Rider is in effect, the Company:

- guarantees that Your Policy will not lapse regardless of the investment performance of the Variable Account; and

-      provides a guaranteed Net Death Benefit.

In order to maintain the Guaranteed Death Benefit Rider, the minimum premium payment tests shown below must be met on each Policy Anniversary and within 48 months following the Date of Issue and/or the date of any increase in Face Amount, as described below. In addition, a one-time administrative charge of $25 will be deducted from Policy Value when the rider is elected. Certain transactions, including taking any preferred loans, taking partial withdrawals, underwriting reclassifications, changing the Face Amount, and changing the Death Benefit option, can result in the termination of the rider. If this rider is terminated, it cannot be reinstated.

GUARANTEED DEATH BENEFIT TESTS. While the Guaranteed Death Benefit Rider is in effect, the Policy will not lapse if the following two tests are met:

1. within 48 months following the Date of Issue of the Policy or of any increase in the Face Amount, the sum of the Premiums paid, less any debt, partial withdrawals and withdrawal charges, must be greater than the Minimum Monthly Payment multiplied by the number of months which have elapsed since the relevant Date of Issue; and

2.     on each Policy Anniversary, (a) must exceed (b), where, since the Date of
       Issue:

       (a) is the sum of Your payments, less any withdrawals, partial withdrawal charges and debt which is classified as a preferred loan; and

       (b) is the sum of the minimum Guaranteed Death Benefit Premiums, as shown on the specifications page of the Policy.

GUARANTEED DEATH BENEFIT

If the Guaranteed Death Benefit Rider is in effect on the Final Payment Date, a guaranteed Death Benefit will be provided as long as the rider is in force. The Death Benefit will be the greater of:

       -      the Face Amount as of the Final Payment Date; or

       - the Policy Value as of the date Due Proof of Death is received by the Company.

TERMINATION OF THE GUARANTEED DEATH BENEFIT RIDER

The Guaranteed Death Benefit Rider will end and may not be reinstated on the first to occur of the following:

       -      foreclosure of any Outstanding Loan; or

       - the date on which the sum of Your payments less withdrawals and preferred loans does not meet or exceed the applicable Guaranteed Death Benefit test (above); or

       - any Policy Change that results in a negative guideline level premium; or

       - the effective date of a change from Death Benefit Option 2 to Death Benefit Option 1, if such changes occur within 5 Policy years of the Final Payment Date; or

       - a request for a partial withdrawal or preferred loan is made after the Final Payment Date.

It is possible that the Policy Value will not be sufficient to keep the Policy in force on the first Monthly Processing Date following the date the rider terminates.

CHANGE IN FACE AMOUNT

You may increase or decrease the Face Amount by Written Request. An increase or decrease in the Face Amount takes effect as of the LATER of :

       - the Monthly Processing Date on or next following the date of receipt of Your Written Request; OR

       - the date of approval of Your Written Request, if Evidence of Insurability is required.

INCREASES

You must submit with Your Written Request for an increase satisfactory Evidence of Insurability. The consent of the Insured is also required whenever the Face Amount is increased. An increase in Face Amount may not be less than $10,000. You may not increase the Face Amount after the Insured reaches Age 85. A Written Request for an increase must include a payment if the Policy Value less debt is less than the sum of three Minimum Monthly Payments.

We will also compute a new surrender charge and a monthly expense charge based on the amount of the increase. An increase in the Face Amount will increase the Net Amount at Risk and, therefore, the cost of insurance charges.

After increasing the Face Amount, You will have the right, during a right to examine period, to have the increase canceled. See "Right to Examine" under THE POLICY. If You exercise this right, We will credit to Your Policy the charges deducted for the increase.

DECREASES

You may decrease the Face Amount by Written Request. The minimum amount for a decrease in Face Amount is $10,000. The minimum Face Amount required after a decrease is $50,000. If You have chosen the Guideline Premium Test and the Policy would not comply with the maximum payment limitations under Federal tax law; and if You have previously made payments in excess of the amount allowed for the lower Face Amount, then the excess payments will first be used to repay any Outstanding Loan. If there are any remaining excess payments, We will pay any such excess to You. A return of Policy Value may result in tax liability to You.

A decrease in the Face Amount will lower the Net Amount at Risk and, therefore, the cost of insurance charges. In computing the cost of insurance charge, a decrease in the Face Amount will reduce the Face Amount in the following order:

       -      the Face Amount provided by the most recent increase;

       -      the next most recent increases successively; and

       -      the initial Face Amount.

On a decrease in the Face Amount, We will deduct from the Policy Value, if applicable, any surrender charge. You may allocate the deduction to one Sub-Account. If You make no allocation, We will make a Pro-rata Allocation. We will reduce the surrender charge by the amount of any surrender charge deducted.

POLICY VALUE

The Policy Value is the total value of Your Policy. It is the SUM of:

       -      Your accumulation in the Fixed Account; PLUS

       -      the value of Your Units in the Sub-Accounts.

There is no guaranteed minimum Policy Value. Policy Value on any date depends on variables that cannot be predetermined.

Your Policy Value is affected by the:

       -      frequency and amount of Your Net Payments;

       -      interest credited in the Fixed Account;

       -      investment performance of Your Sub-Accounts;

       -      partial withdrawals;

       - any Outstanding Loan, loan repayments and loan interest paid or credited;

       -      charges and deductions under the Policy; and

       -      the Death Benefit option.

COMPUTING POLICY VALUE - We compute the Policy Value on the Date of Issue and on each Valuation Day. As of the Date of Issue, the Policy Value is:

       -      the amount of the Premium allocated to the Fixed Account; plus

       - the amount of the Premium allocated to the money market Sub-Account (if Your Policy provides for a full refund of Premium) or to the Variable Account.; minus

       -      the Monthly Deduction due; minus

       -      any other applicable charges.


On each Valuation Day after the Date of Issue, the Policy Value is the sum of:

       -      the value in the Fixed Account; plus

       -      the value in the Variable Account.

SUB-ACCOUNTS

The Variable Account consists of Sub-Accounts. Your Policy Value will vary if all or part of it is invested in the Sub-Accounts Each Sub-Account invests exclusively in shares of a corresponding Fund. Shares of a Fund are purchased and redeemed for a Sub-Account at their net asset value. Any amounts of income, dividends and gains distributed from the shares of a Fund are reinvested in additional shares of that Fund at net asset value.

The dollar amounts of values and benefits of this Policy provided by the Variable Account depend on the investment performance of the Sub-Accounts selected by the Policyowner. We do not guarantee the investment performance of the Sub-Accounts. Policyowners bear the full investment risk for Sub-Account Values.

We reserve the right, when the law allows, to change the name of the Variable Account or any Sub-Account. You will find a list in Your application of the Sub-Accounts in which You first chose to invest.

SUB-ACCOUNT VALUE

The Sub-Account Value as of the Date of Issue is equal to the amount of the initial Net Payment allocated to that Sub-Account. On subsequent Valuation Days the Sub-Account Value for any particular Sub-Account is:

-      Net Payments allocated to that Sub-Account; plus

- Policy Value transferred to that Sub-Account from another Sub-Account or the Fixed Account; minus

- partial withdrawals from that Sub-Account, including any applicable partial withdrawal charges; minus

- transfers from that Sub-Account, including any applicable transfer charges; minus

- any transaction charges allocated to that Sub-Account for changes in the Face Amount; minus

- if the Valuation Day is the Monthly Processing Date, the portion of the Monthly Deduction allocated to that Sub-Account;

- adjusted by any interest income, dividends, and net capital gains or losses, realized or unrealized.

UNITS

For each Sub-Account, Net Payments allocated to a Sub-Account or amounts of Policy Value transferred to a Sub-Account are converted into Units. The number of Units credited to a policy is determined by dividing the dollar amount directed to each Sub-Account by the value of the Unit for that Sub-Account for the Valuation Day on which the Net Payments or transferred amount is invested in the Sub-Account. Therefore, Net Payments allocated to or amounts transferred to a Sub-Account under a Policy increase the number of Units of that Sub-Account credited to the Policy.

Certain events will reduce the number of Units of a Sub-Account credited to a Policy. Withdrawals or transfers of Sub-Account Value from a Sub-Account will result in the cancellation of the appropriate number of Units of that Sub-Account as will: surrender of the Policy; payment of the Death Benefit proceeds; and the deduction of the Monthly Deduction. Units are cancelled as of the end of the Valuation Period in which we receive notification in writing regarding the event.

UNIT VALUE

The Unit values for each Sub-Account were arbitrarily set initially at [$10} when that Sub-Account began operations. Thereafter, the Unit value at the end of every Valuation Day is the Unit value at the end of the previous Valuation Day times the net investment factor as described below. The Sub-Account Value is determined as of any Valuation Day by multiplying the number of Units attributable to the Policy in that Sub-Account by the value of the Unit for that Sub-Account on that day.

NET INVESTMENT FACTOR

The Net Investment Factor is an index applied to measure the investment performance of Units of a Sub-Account from one Valuation Period to the next. The Net Investment Factor for any Sub-Account for any Valuation Period is determined by dividing 1 by 2 where:

       1.     is the result of:

              a. the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

              b. the per share amount of any dividend or capital gain distributions made by the Fund held in the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

              c. a per share charge or credit for any taxes reserved for, which is determined by us to have resulted from the operations of the Sub-Account.

       2. is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the last prior Valuation Period.

PAYMENT OPTIONS

The Net Death Benefit payable may be paid in a single sum or under one or more of the payment options then offered by the Company. See APPENDIX C - PAYMENT OPTIONS. These payment options also are available at the Final Payment Date or if the Policy is surrendered. If no election is made, We will pay the Net Death Benefit in a lump sum.

OPTIONAL INSURANCE BENEFITS

You may add optional insurance benefits to the Policy by rider, as described in APPENDIX B - OPTIONAL INSURANCE BENEFITS. The cost of certain optional insurance benefits becomes part of the Monthly Deduction.

SURRENDER

You may surrender the Policy and receive its Cash Surrender Value as long as the Policy is in force and the Insured is living on the date We receive Your Written Request in our Variable Life Service Center.

We will compute the Cash Surrender Value as of the Valuation Day on which We receive the Policy with a Written Request for surrender. We will deduct a surrender charge if You surrender the Policy on or before the last day of the 9th Policy year from the Date of Issue or increase in Face Amount. See - "Surrender Charge" under CHARGES AND DEDUCTIONS.

The Cash Surrender Value may be paid in a lump sum or under a payment option then offered by Us. See APPENDIX C - PAYMENT OPTIONS. We will normally pay the Cash Surrender Value within seven days following Our receipt of the Written Request. We may delay benefit payments under the circumstances described in - "Delay of Payments" in this section.

For important tax consequences of surrender, see FEDERAL TAX STATUS.

PARTIAL WITHDRAWAL

After the first Policy year, You may withdraw part of the Cash Surrender Value of Your Policy upon Written Request. Your Written Request must state the dollar amount You wish to receive. You may allocate the amount withdrawn among the Sub-Accounts and the Fixed Account. If You do not provide allocation instructions, We will make a Pro-rata Allocation. Each partial withdrawal must be at least $200. We will not allow a partial withdrawal if it would reduce the Face Amount under Death Benefit Options 1 or 3 below $40,000. The maximum amount of a partial withdrawal is the Cash Surrender Value less the greater of $500 or three Monthly Deductions.

A partial withdrawal is considered a preferred partial withdrawal when the withdrawal amount and the sum of the prior withdrawal amounts in the same Policy year do not exceed 10% of the Policy Value as of the beginning of the Policy year.

A partial withdrawal, unless it is a preferred partial withdrawal, will reduce the Face Amount under both Death Benefit Options 1 and 3. The Face Amount reductions will be made in the following order: (1) against the most recent increase in Face Amount, (2) against the next most recent increases in Face Amount in succession, and (3) against the Face Amount under the original application.

On a partial withdrawal , We will cancel the number of Units of designated Sub-Accounts equal in value to the amount withdrawn. The amount withdrawn will be the amount You requested plus the partial withdrawal charges. See "Partial Withdrawal Charges" under CHARGES AND DEDUCTIONS. We will normally pay the partial withdrawal within seven days following Our receipt of Written Request. We may delay payment as described "Delay of Payments" below.

For important tax consequences of partial withdrawals, see FEDERAL TAX STATUS.

DELAY OF PAYMENTS

Amounts payable from the Variable Account for surrender, partial withdrawals, Net Death Benefit, Policy loans and transfers may be postponed whenever:

       - the New York Stock Exchange is closed other than customary weekend and holiday closings;

       -      the SEC restricts trading on the New York Stock Exchange; or

       - the SEC determines an emergency exists, so that disposal of securities is not reasonably practicable or it is not reasonably practicable to compute the value of the Variable Account's net assets.

We may delay paying any amounts derived from payments You made by check until the check has cleared Your bank.

We reserve the right to defer amounts payable from the Fixed Account. This delay may not exceed six months from the day We receive Your Written Request and, if it is required, Your Policy. This interest will accrue from the date the proceeds become payable to the date of payment, but not for more than six months, at an annual rate of 3%, or the rate and time required by law, if greater.

                             CHARGES AND DEDUCTIONS

The following charges will apply to Your Policy under the circumstances described. Some of these charges apply throughout the Policy's duration. Other charges apply only if You choose certain options under the Policy.

DEDUCTIONS FROM PAYMENTS

From each payment, We will deduct a Payment Expense Charge of 6.00%, which is composed of the following:

       -      Premium tax charge of 2.00% currently

       -      Deferred Acquisition Costs (DAC tax) charge of 1.00%

       -      Front-end sales load charge of 3.00%

The 2.00% premium tax charge approximates Our average expenses for state and local premium taxes. Premium taxes vary, ranging from 0.0% to more than 4.00%. The premium tax deduction is made whether or not any premium tax applies. The deduction may be higher or lower than the premium tax imposed. However, We do not expect to make a profit from this deduction. The 1.00%

DAC tax deduction helps reimburse Us for approximate expenses incurred from federal taxes for deferred acquisition costs (DAC taxes) of the Policies. We deduct the 3.00% front-end sales load charge from each payment to partially compensate Us for Policy sales expenses.

We reserve the right to increase or decrease the premium tax deduction or DAC tax deduction to reflect changes in Our expenses for premium taxes or DAC taxes. The 3.00% front-end sales load charge will not change, even if sales expenses change.

MONTHLY DEDUCTION

Before the Final Payment Date on each Monthly Processing Date, We will take a Monthly Deduction from Your Policy Value. You may allocate the Monthly Deduction among any number of Sub-Accounts and/or the Fixed Account. If You make no allocation, or if the Sub-Accounts and/or the Fixed AccountYou choose do not have sufficient Policy Value to cover the Monthly Deduction, We will make a Pro-rata Allocation of the deduction among the remaining Sub-Accounts.

The following charges comprise the Monthly Deduction:

MONTHLY EXPENSE CHARGE

The Monthly Expense Charge will be charged on the Monthly Processing Date for the first ten years after issue and a new monthly expense charge will also be applied for the first ten years after an increase in Face Amount. This charge reimburses the Company for underwriting and acquisition costs. The charge is equal to a rate that varies with the age, sex, and Underwriting Class of the Insured for each $1,000 of the Policy's Face Amount. See APPENDIX G.

MONTHLY ADMINISTRATION FEE

A deduction of $7.50 will be taken from the Policy Value on each Monthly Processing Date up to the Final Payment Date to reimburse the Company for expenses related to issuance and maintenance of the Policy. We do not expect to profit from this charge.

MONTHLY MORTALITY AND EXPENSE RISK CHARGE

This charge is currently equal to an annual rate of 0.35% of the Policy Value in each Sub-Account for the first 10 Policy years and an annual rate of 0.10% for Policy year 11 and later. The charge is based on the Policy Value in the Sub-Accounts as of the prior Monthly Processing Date. The Company may increase this charge, subject to state and federal law, to an annual rate of 0.60% of the Policy Value in each Sub-Account for the first 10 Policy years and an annual rate of 0.30% for Policy year 11 and later. The charge is continued after the Final Payment Date.

This charge compensates Us for assuming mortality and expense risks for variable interests in the Policies. The mortality risk We assume is that Insureds may live for a shorter time than anticipated. If this happens, We will pay more Net Death Benefits than anticipated. The expense risk We assume is that the expenses incurred in issuing and administering the Policies will exceed those compensated by the administrative charges in the Policies. If the charge for mortality and expense risks is not sufficient to cover mortality experience and expenses, We will absorb the losses. If the charge turns out to be higher than mortality and expense risk expenses, the difference will be a profit to Us. If the charge provides Us with a profit, the profit will be available for Our use to pay distribution, sales and other expenses.

MONTHLY RIDER CHARGES - Rider Charges will vary depending upon the riders selected, and by the sex, age, and underwriting classification of the rider insured.

COST OF INSURANCE CHARGES

Before the Final Payment Date, We will deduct a cost of insurance charge from Your Policy Value. This charge is the cost for insurance protection under the Policy. The amount of the charge is equal to a current cost of insurance rate multiplied by the Net Amount at Risk.

The Policy's cost of insurance rates will not exceed certain guaranteed rates shown in the Policy's specifications. The guaranteed rates are no greater than certain 1980 Commissioners Standard Ordinary Mortality Tables. These rates are based on the Age and Underwriting Class of the Insured. They are also based on the sex of the Insured, except that unisex rates are used where appropriate under applicable law, and in Policies purchased by employers and employee organizations in connection with employment related insurance or benefit programs. The cost of insurance rate generally increases with the Age of the Insured.

We currently place Insureds into preferred Underwriting Classes, standard Underwriting Classes and non-standard Underwriting Classes. The Underwriting Classes, other than preferred, are also divided into two categories: tobacco and non-tobacco. We will place an Insured under Age 18, at the Date of Issue, in a standard or non-standard Underwriting Class. The Insured will be placed in the tobacco category at Age 18 unless We receive satisfactory evidence that the Insured is eligible to receive the non-tobacco category. Prior to the Insured's Age 18, We will give You notice of how the Insured may be classified as non-tobacco.

We compute the cost of insurance rate separately for the initial Face Amount and for any increase in Face Amount. However, if the Insured's Underwriting Class improves on an increase, the Underwriting Class improvement will apply to the total Face Amount.
We deduct the cost of insurance charge on each Monthly Processing Date starting with the Date of Issue. We will deduct no cost of insurance charges on or after the Final Payment Date.

INITIAL FACE AMOUNT. For the initial Face Amount under Death Benefit Option 1 and Death Benefit Option 3, the cost of insurance charge is the product of:

       -      the cost of insurance rate; TIMES

       -      the DIFFERENCE between:

                     -      the initial Face Amount; AND

                     - the Policy Value at the beginning of the Policy month.

For the initial Face Amount under Death Benefit Option 2, the cost of insurance charge is the PRODUCT of:

       -      the cost of insurance rate; TIMES

       -      the initial Face Amount.

INCREASES IN FACE AMOUNT. For each increase in Face Amount under Death Benefit Option 1 or Death Benefit Option 3, the cost of insurance charge is the PRODUCT of:

       -      the cost of insurance rate for the increase; TIMES

       -      the DIFFERENCE between:

                     -      the increase in Face Amount; AND

                     - any Policy Value IN EXCESS OF the initial Face Amount at the beginning of the Policy month and not allocated to a prior increase.

For each increase in Face Amount under Death Benefit Option 2, the cost of insurance charge is the PRODUCT of:

       -      the cost of insurance rate for the increase; TIMES

       -      the increase in Face Amount.

If the Guideline Minimum Death Benefit is in effect, We will compute a cost of insurance charge for that part of the Death Benefit subject to the Guideline Minimum Death Benefit that exceeds the current Death Benefit not subject to the Guideline Minimum Death Benefit.

We will adjust the cost of insurance charge for any decreases in Face Amount. See "Change in Face Amount: Decreases" under THE POLICY.

FUND EXPENSES

Each Portfolio is responsible for all of its operating expenses. In addition, fees for investment advisory services and operating expenses are deducted and paid daily at an annual rate from each Portfolio as a percentage of the daily net assets of the Portfolios. The Prospectus for each Fund provides more information concerning the investment advisory fee, other charges assessed against the Portfolio(s) each Fund offers, and the investment advisory services provided to such Portfolio(s).

No charges are currently made against the Sub-Accounts for federal or state income taxes. Should income taxes be imposed, We may make deductions from the Sub-Accounts to pay the taxes. See FEDERAL TAX STATUS.

SURRENDER CHARGE

The Company will assess a surrender charge on a surrender, a decrease in Face Amount, or any partial withdrawal exceeding the preferred partial withdrawal, for up to 10 years from Date of Issue of the Policy or from the date of increase in Face Amount. The maximum surrender charge is equal to a specified amount that is based on the Age, sex, and Underwriting Class of the Insured, for each $1,000 of the Policy's Face Amount. The amount of the surrender charge decreases by one-ninth (11.11%) annually to zero by the beginning of the 10th Policy year. The surrender charge is designed to partially reimburse Us for the administrative costs of product research and development, underwriting, Policy administration, and for distribution expenses, including commissions to Our representatives, advertising, and the printing of prospectuses and sales literature.

We compute the surrender charge as of the Date of Issue and as of the date of any increase in Face Amount. The surrender charge applies up to the beginning of the 10th Policy year from Date of Issue or increase in Face Amount.

If more than one surrender charge is in effect because of one or more increases in Face Amount, We will apply the surrender charges in inverse order. We will apply surrender and partial withdrawal charges (described below) in this order:

       -      first, the most recent increase;

       -      second, the next most recent increases, and so on;

       -      third, the initial Face Amount.

A surrender charge may be deducted on a decrease in the Face Amount or a partial withdrawal (excluding a preferred partial withdrawal). The surrender charge deducted is a fraction of the charge that would apply to a full surrender. The amount of the charge is the PRODUCT of:

       -      the decrease in Face Amount DIVIDED by the current Face Amount;
              TIMES

       -      the surrender charge.

Where a decrease causes a partial reduction in an increase or in the initial Face Amount, We will deduct a proportionate share of the surrender charge for that increase or for the initial Face Amount.

See APPENDIX E - CALCULATION OF MAXIMUM SURRENDER CHARGES for examples of how We compute the maximum surrender charge.

PARTIAL WITHDRAWAL CHARGES

A transaction fee not to exceed $25 will be assessed against all partial withdrawals. Those partial withdrawals that are NOT classified as preferred partial withdrawals (see "Partial Withdrawals" under THE POLICY) will incur a surrender charge due to the reduction in Face Amount. This charge is equal to a specified amount that is based on the Age, sex and Underwriting Class of the Insured, for each $1,000 of the Policy's Face Amount that reduces. For more information see - "Surrender Charge" under THE POLICY. A surrender charge will not be applied to preferred partial withdrawals.

For important tax consequences of partial withdrawals, see FEDERAL TAXSTATUS.

TRANSFER CHARGES

Currently, the first 12 transfers in a Policy year are free. We reserve the right to limit the number of free transfers in a Policy year to six. After that, We will deduct a $10 transfer charge from amounts transferred in that Policy year. We reserve the right to increase the charge, but it will never exceed $25. This charge reimburses Us for the administrative costs of processing the transfer.

Each of the following transfers of Policy Value from the Sub-Accounts to the Fixed Account is free and does not count as one of the 12 free transfers in a Policy year:

       - a conversion within the first 24 months from the Date of Issue or increase in Face Amount;

       -      a transfer to the Fixed Account to secure a loan;

       - a reallocation of Policy Value within 20 days of the Date of Issue;

       -      Dollar-Cost Averaging and Account Rebalancing.

OTHER ADMINISTRATIVE CHARGES

We reserve the right to charge for other administrative costs We incur. While there are no current charges We may impose a charge, not to exceed $25, for:

       -      changing Net Payment allocation instructions;

       - changing the allocation of cost of insurance charges among the various Sub-Accounts and the Fixed Account;

       -      providing a projection of values;

       -      reissuance of a lost Policy (printing a duplicate Policy).

                                  POLICY LOANS

You may borrow money secured by Your Policy Value at any time. The total amount You may borrow, including any Outstanding Loan, is the Loan Value. The Loan Value is 90% of:

       -      the Policy Value; MINUS

       -      any surrender charges.

We will usually issue the loan within seven days after We receive the Written Request. We may delay the issuance of the payment of loans as stated in "Delay of Payments" under THE POLICY.

We will allocate the loan among the Sub-Accounts and the Fixed Account according to Your instructions. If You do not make an allocation, We will make a Pro-rata Allocation. We will transfer Policy Value in each Sub-Account equal to the Policy loan to the Fixed Account. We will not count this transfer as a transfer subject to the transfer charge.

Policy Value equal to any Outstanding Loan will earn monthly interest in the Fixed Account at an annual rate of 4.0%. NO OTHER INTEREST WILL BE CREDITED. The loan interest rate charged by the Company accrues daily. The current annual interest rate charged by the Company is 4.80%. The current annual rate of interest charged on loans may change, but is guaranteed not to exceed 6.00%.

PREFERRED LOAN OPTION

The preferred loan option is automatically available to You, unless You request otherwise. It may be revoked by You at any time. A request for a preferred loan after the Final Payment Date will terminate the optional Guaranteed Death Benefit Rider. Any part of the Outstanding Loan that represents Earnings under the Policy may be treated as a preferred loan. There is some uncertainty as to the tax treatment of preferred loans. Consult a qualified tax adviser (and see FEDERAL TAX STATUS).

Policy Value equal to the Outstanding Loan will earn monthly interest in the Fixed Account at an annual rate of at least 4.0%. NO OTHER INTEREST WILL BE CREDITED. The loan interest rate charged by the Company accrues daily. The current annual loan interest rate charged by the Company for preferred loans is 4.00%. The current annual rate of interest charged on preferred loans may change, but is guaranteed not to exceed 4.50%.

REPAYMENT OF OUTSTANDING LOAN

You may repay any loans before the Policy lapses. We will allocate that part of the Policy Value in the Fixed Account that secured a repaid loan to the Sub-Accounts and Fixed Account according to Your instructions. If You do not make a repayment allocation, We will allocate Policy Value according to Your most recent payment allocation instructions. However, loan repayments allocated to the Variable Account cannot exceed Policy Value previously transferred from the Variable Account to secure the Outstanding Loan.

If the Outstanding Loan exceeds Policy Value less the amount needed to pay the next Monthly Deduction, the Policy will terminate. We will mail a notice of termination to the last known address of You and any assignee. If You do not make sufficient payment within 62 days after this notice is mailed, the Policy will terminate with no value. See POLICY TERMINATION AND REINSTATEMENT. The foreclosure of any Outstanding Loan will terminate the optional Guaranteed Death Benefit Rider.

EFFECT OF POLICY LOANS

Policy loans will permanently affect the Policy Value and Cash Surrender Value, and may permanently affect the Death Benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the Sub-Accounts is less than or greater than the interest credited to the Policy Value in the Fixed Account that secures the loan.

We will deduct any Outstanding Loan from the proceeds payable when the Insured dies or from a surrender.


                      POLICY TERMINATION AND REINSTATEMENT

TERMINATION

Unless the Guaranteed Death Benefit Rider is in effect, the Policy will terminate if:

- Policy Value less any Outstanding Loan is insufficient to cover the next Monthly Deduction plus loan interest accrued; OR

-      any Outstanding Loan exceeds the Policy Value.

If one of these situations occurs, the Policy will be in default. You will then have a grace period of 62 days, measured from the date of default, to pay a Premium sufficient to prevent termination. On the date of default, We will send a notice to You and to any assignee of record. The notice will state the Premium due and the date by which it must be paid.

Failure to pay a sufficient Premium within the grace period will result in Policy termination. If the Insured dies during the grace period, We will deduct from the Net Death Benefit any Monthly Deduction due and unpaid through the Policy month in which the Insured dies and any other overdue charge.

Beginning on the date this Policy is issued or the Date of Issue of any increase in the Face Amount, whichever is later, and continuing for the next 47 Monthly Processing Dates, the grace period will begin when both of the following conditions occur:

       - the Policy Value less Outstanding Loan is less than the amount needed to pay the next Monthly Deduction plus loan interest accrued; and

       - the sum of the payments made minus any Outstanding Loan, partial withdrawals and partial withdrawal charges since the latest of the following three dates:

                     -      the date this Policy is issued;

                     -      the Date of Issue of any increase in the Face
                            Amount; or

                     - the date of any Policy Change which changes the Minimum Monthly Payment is less than the accumulated Minimum Monthly Payments to date.

During the first 48 Policy months following the Date of Issue or an increase in the Face Amount, a guarantee may apply to prevent the Policy from terminating because of insufficient Policy Value. This guarantee applies if, during this period, You pay Premiums that, when reduced by partial withdrawals and partial withdrawal charges, equal or exceed specified Minimum Monthly Payments. The specified Minimum Monthly Payments are based on the number of months the Policy, increase in Face Amount or Policy Change that causes a change in the Minimum Monthly Payment has been in force. A Policy Change that causes a change in the Minimum Monthly Payment is a change in the Face Amount, underwriting reclassifications, or the addition or deletion of a rider. Except for the first 48 months after the Date of Issue or the effective date of an increase, payments equal to the Minimum Monthly Payment do not guarantee that the Policy will remain in force.

If the optional Guaranteed Death Benefit Rider is in effect, the Policy will not lapse regardless of the investment performance of the Variable Account. See "Guaranteed Death Benefit Rider" under THE POLICY.

REINSTATEMENT

A terminated Policy may be reinstated within three years of the date of default and before the Final Payment Date. The reinstatement takes effect on the Monthly Processing Date following the date You submit to Us:

       -      written application for reinstatement;

       - Evidence of Insurability showing that the Insured is insurable according to Our underwriting rules; and

       - a payment that, after the deduction of the Payment Expense Charge, is large enough to cover the Minimum Amount Payable.

POLICIES WHICH HAVE BEEN SURRENDERED MAY NOT BE REINSTATED.

MINIMUM AMOUNT PAYABLE - If reinstatement is requested when less than 48 monthly deductions have been taken since the Date of Issue or increase in the Face Amount, You must pay for the lesser of three Minimum Monthly Payments or three Monthly Deductions.

If You request reinstatement more than 48 Monthly Processing Dates from the Date of Issue or increase in the Face Amount, You must pay 3 Monthly Deductions.

SURRENDER CHARGE - The surrender charge on the date of reinstatement is the surrender charge that was in effect on the date of termination.

POLICY VALUE ON REINSTATEMENT - The Policy Value on the date of reinstatement is:

       - the Net Payment made to reinstate the Policy and interest earned from the date the payment was received at Our Variable Life Service Center; plus

       - the Policy Value less any Outstanding Loan on the date of default (not to exceed the surrender charge on the date of reinstatement); minus

       -      the Monthly Deduction due on the date of reinstatement.

You may reinstate an Outstanding Loan.

                             OTHER POLICY PROVISIONS

POLICYOWNER

The Policyowner is the Insured unless another individual has been named in the application. As Policyowner, You are entitled to exercise all rights under Your Policy while the Insured is alive, with the consent of any irrevocable Beneficiary. The consent of the Insured is required whenever the Face Amount is increased.

BENEFICIARY

The Beneficiary is the person or persons to whom the Net Death Benefit is payable on the Insured's death. Unless otherwise stated in the Policy, the Beneficiary has no rights in the Policy before the Insured dies. While the Insured is alive, You may change the Beneficiary, unless You have declared the Beneficiary to be irrevocable. If no Beneficiary is alive when the Insured dies, the Policyowner (or the Policyowner's estate) will be the Beneficiary. If more than one Beneficiary is alive when the Insured dies, We will pay each Beneficiary in equal shares, unless You have chosen otherwise. Where there is more than one Beneficiary, the interest of a Beneficiary who dies before the Insured will pass to surviving beneficiaries proportionally.

ASSIGNMENT

You may assign a Policy as collateral or make an absolute assignment by sending us a Written Request at any time while the Insured is alive and the Policy is in force. All Policy rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in payment allocations, make transfers or to exercise other rights under the Policy. We are not bound by an assignment or release thereof, unless it is in writing and recorded at the Variable Life Service Center. When recorded, the assignment will take effect on the date the Written Request was signed. Any rights the assignment creates will be subject to any payments We made or actions We took before the assignment is recorded. We are not responsible for determining the validity of any assignment or release.

MODIFICATION

Upon notice to You, We may modify the Policy, but only if such modification:

- is necessary to make the Policy or the Variable Account comply with any law or regulation issued by a governmental agency to which We are subject;

- is necessary to assure continued qualification of the Policy under the Code or other federal or state laws relating to variable life policies;

-      is necessary to reflect a change in the operation of the Variable
       Accounts;

- or provides additional Variable Account and/or fixed accumulation options.

In the event of any such modification, We may make any appropriate endorsement to the Policy.

NOTIFICATION OF DEATH

The death of the Insured and/or the Policyowner(s) must be filed with Us immediately, and We will require Due Proof of Death.

In most states, We will compute the Net Death Benefit on:

- the date We receive Due Proof of Death of the Insured under Death Benefit Option 2; or

-      the date of death for Death Benefit Options 1 and 3.

WRITTEN REQUEST

Written Request must be signed and dated by You. It must be of a form and content acceptable to Us. Your Written Request will not be effective until We receive and file it. However, any change provided in Your Written Request will be effective as of the date You signed the Written Request:

- subject to any payments or other actions We take prior to receiving and filing Your Written Request; and

-      whether or not You are alive when We receive and file Your Written
       Request.

THE FOLLOWING POLICY PROVISIONS MAY VARY BY STATE.

INCONTESTABILITY

We cannot challenge the validity of Your Policy if the Insured was alive after the Policy had been in force for two years from the Date of Issue or if reinstated, for two years from the date of reinstatement. Also, We cannot challenge the validity of any increase in the Face Amount if the Insured was alive after the increase was in force for two years from the effective date of the increase.

Any contest after a reinstatement or increase in Face Amount will be limited to material statements made in the application for such reinstatement or Face Amount increase.

SUICIDE

The Net Death Benefit will not be paid if the Insured commits suicide, while sane or insane, within two years from the Date of Issue of the Policy. Instead, We will pay the Beneficiary all payments made for the Policy, without interest, less any Outstanding Loan and partial withdrawals. If the Insured commits suicide, while sane or insane, within two years from any increase in Face Amount, We will not recognize the increase. We will pay to the Beneficiary the Net Death Benefit prior to the increase plus the monthly expense charges and the cost of insurance charges associated with the increase.

MISSTATEMENT OF AGE OR SEX

If the Insured's Age or sex is not correctly stated in the Policy application, We will adjust benefits under the Policy to reflect the correct Age and sex. The adjusted benefit will be the benefit that the most recent cost of insurance charge would have purchased for the correct Age and sex. We will not reduce the Death Benefit to less than the Guideline Minimum Death Benefit. For a unisex Policy, there is no adjusted benefit for misstatement of sex. No adjustment for misstatement of Age or sex will be made after the Final Payment Date.

                               FEDERAL TAX STATUS

      THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE

The following summary of federal tax considerations is based on Our understanding of the present federal income tax laws as they are currently interpreted. Legislation may be proposed which, if passed, could adversely and possibly retroactively affect the taxation of the Policies. This summary is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. We do not address tax provisions that may apply if the Policyowner is a corporation or the trustee of an employee benefit plan. You should consult a qualified tax adviser to apply the law to Your circumstances.

THE COMPANY AND THE VARIABLE ACCOUNT

The Company is taxed as a life insurance company under Subchapter L of the Code. We file a consolidated tax return with Our parent and affiliates. We do not currently charge for any income tax on the earnings or realized capital gains in the Variable Account. We do not currently charge for federal income taxes respecting the Variable Account. A charge may apply in the future for any federal income taxes We incur. The charge may become necessary, for example, if there is a change in Our tax status. Any charge would be designed to cover the federal income taxes on the investment results of the Variable Account.

Under current laws, the Company may incur state and local taxes besides Premium taxes. These taxes are not currently significant. If there is a material change in these taxes affecting the Variable Account, We may charge for taxes paid or for tax reserves.

TAXATION OF THE POLICIES

We believe that the Policies described in this Prospectus are life insurance contracts under Section 7702 of the Code. Section 7702 affects the taxation of life insurance contracts and places limits on the relationship of the Policy Value to the Death Benefit. As life insurance contracts, the Net Death Benefits of the Policies are excludable from the gross income of the Beneficiaries. Also, any increase in Policy Value is not taxable until received by You or Your designee (but see "Modified Endowment Policies" in this section).

Federal tax law requires that the investment of each Sub-Account funding the Policies is adequately diversified according to Treasury regulations. Although We do not have control over the investments of the Funds, We believe that the Funds currently meet the Treasury's diversification requirements. We will monitor continued compliance with these requirements.

The Treasury Department has announced that previous regulations on diversification do not provide guidance concerning the extent to which Policyowners may direct their investments to divisions of a separate investment account. Regulations may provide guidance in the future. The Policies or Our administrative rules may be modified as necessary to prevent a Policyowner from being considered the owner of the assets of the Variable Account.
A surrender, partial withdrawal, change in the Death Benefit option, change in the Face Amount, lapse with Policy loan outstanding, or assignment of the Policy may have tax consequences. Within the first fifteen Policy years, a distribution of cash required under Section 7702 of the Code because of a reduction of benefits under the Policy will be taxed to the Policyowner as ordinary income respecting any investment earnings. Federal, state and local income, estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Insured, Policyowner or Beneficiary.

POLICY LOANS

We believe that standard loans received under the Policy will be treated as an indebtedness of the Policyowner for federal income tax purposes. Under current law, these loans will not constitute income for the Policyowner while the Policy is in force (but see "Modified Endowment Policies" below). There is a risk, however, that a preferred loan may be characterized by the Internal Revenue Service ("IRS") as a withdrawal and taxed accordingly. At the present time, the IRS has not issued any guidance on whether loans with the attributes of a preferred loan should be treated differently than a standard loan. This lack of specific guidance makes the tax treatment of preferred loans uncertain. In the event IRS guidelines are issued in the future, You may revoke Your request for a preferred loan.

Section 264 of the Code restricts the deduction of interest on Policy loans. Consumer interest paid on Policy loans under an individually owned Policy is not tax deductible. Generally, no tax deduction for interest is allowed on Policy loans, if the Insured is an officer or employee of, or is financially interested in, any business carried on by the taxpayer. There is an exception to this rule which permits a deduction for interest on loans up to $50,000 related to any policies covering the greater of (1) five individuals or (2) the lesser of (a) 5% of the total number of officers and employees of the corporation or (b) 20 individuals.

MODIFIED ENDOWMENT POLICIES

The Technical and Miscellaneous Revenue Act of 1988 (1988 Act) adversely affects the tax treatment of distributions under so-called "modified endowment contracts." Under the 1988 Act, a Policy may be considered a "modified endowment contract" if:

Total payments during the first seven Policy years (or within seven years of a material change in the Policy) exceed:

       - the total net level payments payable had the Policy provided for paid-up future benefits after making seven level payments.

If the Policy is considered a modified endowment contract, distributions (including Policy loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-first basis and includible in gross income to the extent that the Cash Surrender Value exceeds the Policyowner's investment in the Policy. Any other amounts will be treated as a return of capital up to the Policyowner's basis in the Policy. A 10% tax is imposed on that part of any distribution that is includible in income, unless the distribution is:

       -      made after the taxpayer becomes disabled;

       -      made after the taxpayer attains Age 59 1/2; or

       - part of a series of substantially equal periodic payments for the taxpayer's life or life expectancy or joint life expectancies of the taxpayer and Beneficiary.

All modified endowment contracts issued by the same insurance company to the same Policyowner during any 12-month period will be treated as a single modified endowment contract in computing taxable distributions.

Currently, We review each Policy when payments are received to determine if the payment will render the Policy a modified endowment contract. If a payment would so render the Policy, We will notify You of the option of requesting a refund of the excess payment. The refund process must be completed within 60 days after the Policy Anniversary or the Policy will be permanently classified as a modified endowment contract.

POSSIBLE TAX CHANGES

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Polices could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Policy.


                                  VOTING RIGHTS

Where the law requires, We will vote fund shares that each Sub-Account holds according to instructions received from Policyowners with Policy Value in the Sub-Account. If, under the 1940 Act or its rules, We may vote shares in Our own right, whether or not the shares relate to the Policies, We reserve the right to do so.

We will provide each person having a voting interest in a fund with proxy materials and voting instructions. We will vote shares held in each Sub-Account for which no timely instructions are received in proportion to all instructions received for the Sub-Account. We will also vote in the same proportion Our shares held in the Variable Account that does not relate to the Policies.

We will compute the number of votes that a Policyowner has the right to instruct on the record date established for the fund. This number is the quotient of:

       -      each Policyowner's Policy Value in the Sub-Account; divided by

       - the net asset value of one share in the fund in which the assets of the Sub-Account are invested.

We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that Fund shares be voted so as
(1) to cause to change in the sub-classification or investment objective of one or more of the Funds, or (2) to approve or disapprove an investment advisory contract for the Funds. In addition, We may disregard voting instructions that are in favor of any change in the investment policies or in any investment adviser or principal underwriter if the change has been initiated by Contract Policyowners or the Trustees. Our disapproval of any such change must be reasonable and, in the case of a change in investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise is inappropriate in light of the objectives and purposes of the Funds. In the event We do disregard voting instructions, a summary of and the reasons for that action will be included in the next periodic report to Contract Policyowners.

                     DELETION OR SUBSTITUTION OF INVESTMENTS

We reserve the right, subject to law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts. We may redeem the shares of a Fund and substitute shares of another registered open-end management company, if:

       -      the shares of the fund are no longer available for investment;

       -      change in tax laws; or

       - in Our judgment further investment in the Fund would no longer be appropriate based on the purposes of the Variable Account or the affected Sub-Account.

Where the 1940 Act or other law requires, We will not substitute any shares respecting a Policy interest in a Sub-Account without notice to Policyowners and prior approval of the SEC and state insurance authorities. The Variable Account may, as the law allows, purchase other securities for other policies or allow a conversion between policies on a Policyowner's request.

We reserve the right to establish additional Sub-Accounts funded by a new fund or by another investment company. Subject to law, We may, in Our sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts.

We may change the Policy to reflect a substitution or other change and will notify Policyowners of the change. Subject to any approvals the law may require, the Variable Account or any Sub-Accounts may be:

       -      operated as a management company under the 1940 Act;

       - deregistered under the 1940 Act if registration is no longer required; or

       -      combined with other Sub-Accounts or Our other separate accounts.

                               FURTHER INFORMATION

We have filed a 1933 Act registration statement for this offering with the SEC. Under SEC rules and regulations, We have omitted from this Prospectus part of the registration statement and amendments. Statements contained in this Prospectus are summaries of the Policy and other legal documents. The complete documents and omitted information may be obtained from the SEC's Principal Office in Washington, D.C., on payment of the SEC's prescribed fees.

                 DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

Ronald E. Beettam           Director, Chairman and President, Canada Life
                            Insurance Company of America; Vice President of the
                            U.S. Division, The Canada Life Assurance Company
                            (2/98 - Present); Vice President of Individual
                            Operations, U.S. Division, The Canada Life
                            Assurance Company (9/97 - 2/98); Actuarial and
                            Administrative Vice President, Corporate Financial
                            Management, The Canada Life Assurance Company (1/95
                            - 9/97).

Kenneth T. Ledwos           Director and Actuary, Canada Life Insurance Company
                            of America; Actuarial Vice President, The Canada
                            Life Assurance Company.

D. Allen Loney              Director, Canada Life Insurance Company of America;
                            Vice President and Chief Actuary, The Canada Life
                            Assurance Company (1998 - Present); Vice President of the U.S. Division, The Canada Life Assurance
                            Company (1987 - 1998).

Henry A. Rachfalowski       Director, Canada Life Insurance Company of America;
                            Investment Vice President, The Canada Life
                            Assurance Company (1996 - Present); Vice President
                            Portfolio Investment, Ontario Municipal Employees
                            Retirement Board (1992 - 1996).

Thomas C. Scott             Director and Financial Vice President, Canada Life
                            Insurance Company of America; Financial Vice
                            President, The Canada Life Assurance Company (12/97
                            - Present); Executive Vice President and Chief
                            Financial Officer, Washington National Corp. (11/74
                            - 12/97).

Stephen H. Zimmerman        Director, Canada Life Insurance Company of America;
                            Partner, Dykema Gossett, PLLC.

George N. Isaac             Treasurer, Canada Life Insurance Company of
                            America; Treasurer, The Canada Life Assurance
                            Company.

Roy W. Linden               Secretary, Canada Life Insurance Company of
                            America; Vice President, General Counsel and
                            Secretary, The Canada Life Assurance Company (5/95
                            - Present); Legal Vice President and General
                            Counsel, The Canada Life Assurance Company (5/93 -
                            5/95).

Charles H. MacPhaul         Assistant Secretary, Canada Life Insurance Company
                            of America (5/98-Present), Senior Counsel of The
                            Canada Life Assurance Company (2/99 - Present);
                            Counsel, (9/96-5/98); Counsel, ING Life Insurance
                            Company of Georgia (11/85 - 8/96).

William S. McIlwaine        Group Sales Vice President, Canada Life Insurance
                            Company of America; Group Sales Vice President, The
                            Canada Life Assurance Company.

                                  DISTRIBUTION

Canada Life of America Financial Services, Inc. (CLAFS) acts as the principal underwriter and general distributor of the Policies. CLAFS, Our wholly-owned subsidiary and a Georgia corporation organized on January 18, 1988, is registered with the SEC under the Securities Exchange Act of 1934 (1934 Act) as a broker/dealer and is a member of the National Association of Securities Dealers, Inc. CLAFS' principal business address is 6201 Powers Ferry Road, NW, Atlanta, Georgia.

We pay to broker-dealers who sell the Policy commissions based on a commission schedule. After the Date of Issue or an increase in Face Amount, commissions will not exceed 90% of the first-year payments up to a payment amount We established and 4% of any excess. Commissions will not exceed 4% for subsequent payments in years 2-10, and 3% for years 11 and over. Broker-dealers may also receive annual renewal compensation of up to 0.20% of Policy Value less any Outstanding Loan, depending on the circumstances. To the extent permitted by NASD rules, overrides and promotional incentives or payments may also be provided to General Agents, independent marketing organizations, and broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

Commissions paid on the Policies, including other incentives or payments, are not charged to Policyowners or to the Variable Account.


                       INFORMATION ABOUT THE FIXED ACCOUNT

This Prospectus serves as a disclosure document only for the aspects of the Policy relating to the Variable Account. For complete details on the Fixed Account, read the Policy itself. The Fixed Account and other interests in the General Account are not regulated under the 1933 Act or the 1940 Act because of exemption and exclusionary provisions. The 1933 Act provisions on the accuracy and completeness of statements made in prospectuses may apply to information on the fixed part of the Policy and the Fixed Account. The SEC has not reviewed the disclosures in this section of the Prospectus.

GENERAL DESCRIPTION

You may allocate part or all of Your Net Payments to accumulate at a fixed rate of interest in the Fixed Account. The Fixed Account is a part of Our General Account. The General Account is made up of all of Our general assets other than those allocated to any separate account. Allocations to the Fixed Account become part of Our General Account assets and are used to support insurance and annuity obligations.

FIXED ACCOUNT INTEREST

We guarantee amounts allocated to the Fixed Account as to principal and a minimum rate of interest. The minimum interest We will credit on amounts allocated to the Fixed Account is 4.0% compounded annually. "Excess interest" may or may not be credited at Our sole discretion. We will guarantee initial rates on amounts allocated to the Fixed Account, either as payments or transfers, to the next Policy Anniversary. At each Policy Anniversary, We will credit the then current interest rate to money remaining in the Fixed Account. We will guarantee this rate for one year.

FIXED ACCOUNT POLICY VALUE

On any day, the Fixed Account Policy Value is:

-      Net Payments allocated to the Fixed Account; plus

-      Variable Account Policy Value transferred to the Fixed Account; plus

-      interest credited to the Fixed Account; minus

- partial withdrawals from the Fixed Account, including any applicable partial withdrawal charges and partial withdrawals charges; minus

- transfers from the Fixed Account, including any applicable transfer charges; minus

- any transaction charges allocated to the Fixed Account for changes in the Face Amount; minus

- [if any day is the Monthly Processing Date,] the portion of the Monthly Deduction allocated to the Fixed Account.

During any policy month the Fixed Account Policy Value will be calculated on a consistent basis. For purposes of crediting interest, Policy Value deducted, transferred or withdrawn from the Fixed Account is accounted for on a first-in, first-out basis.


                              FINANCIAL STATEMENTS

Our balance sheets as of December 31, 1998 and 1997, and the related statements of operations, capital and surplus, and cash flows for each of the three years in the period ended December 31, 1998, as well as the Report of Independent Auditors, are included in this Prospectus constituting part of this Registration Statement. The Variable Account's statement of net assets as of December 31, 1998, and the related statements of operations and changes in net assets for the periods indicated therein, as well as the Report of Independent Auditors, are also included in this Prospectus.

The financial statements of the Company should be considered only as bearing on Our ability to meet Our obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                                   APPENDIX A
                     GUIDELINE MINIMUM DEATH BENEFIT TABLES


Table A -- Death Benefit Option 1 and Death Benefit Option 2

Under the Option 1 and Option 2, the Guideline Minimum Death Benefit is a percentage of the Policy Value as set forth below:

                     GUIDELINE MINIMUM DEATH BENEFIT FACTORS

Age of Insured                                                          Percentage of
On Date of Death                                                        Policy Value
----------------                                                        ------------

      40 and under.............................................             250%
      45.......................................................             215%
      50.......................................................             185%
      55.......................................................             150%
      60.......................................................             130%
      65.......................................................             120%
      70.......................................................             115%
      75.......................................................             105%
      80.......................................................             105%
      85.......................................................             105%
      90.......................................................             105%
      95 and above.............................................             100%

For the ages not listed, the progression between the listed ages is linear.

                                   APPENDIX B
                           OPTIONAL INSURANCE BENEFITS

This Appendix provides only a summary of other insurance benefits available by rider for an additional charge. For more information, contact Your representative.

ACCELERATED DEATH BENEFIT OPTION

This endorsement allows part of the Policy proceeds to be available before death if the Insured becomes terminally ill or is permanently confined to a nursing home.

DISABILITY WAIVER OF PAYMENT RIDER

This rider provides that, during periods of total disability continuing more than four months, We will add to the Policy Value each month an amount You selected or the amount needed to pay the cost of insurance charges, whichever is greater. This amount will keep the Policy in force. This benefit is subject to Our maximum issue benefits. Its cost will change yearly.

GUARANTEED DEATH BENEFIT RIDER

This rider, which is available only at issue, (a) guarantees that Your Policy will not lapse regardless of the Performance of the Variable Account and (b) provides a guaranteed Net Death Benefit.

OTHER INSURED TERM INSURANCE RIDER

This rider provides a term insurance benefit for up to five Insureds. At present this benefit is only available for the spouse and children of the primary Insured. The rider includes a feature that allows the "other Insured" to convert the coverage to a flexible premium adjustable life insurance policy.

TERM LIFE INSURANCE RIDER

This rider provides an additional term insurance benefit for the Insured.

Certain Riders may not be available in all states.

                                   APPENDIX C
                                 PAYMENT OPTIONS

PAYMENT OPTIONS

On Written Request, the Cash Surrender Value or all or part of any payable Net Death Benefit may be paid under one or more payment options then offered by the Company. If You do not make an election, We will pay the benefits in a lump sum. If a payment Level Death Benefit Options selected, the Beneficiary may pay to Us any amount that would otherwise be deducted from the Death Benefit. A certificate will be provided to the payee describing the payment option selected.

The amounts payable under a payment option are paid from the General Account. These amounts are not based on the investment experience of the Variable Account.

SELECTION OF PAYMENT OPTIONS

The amount applied under any one option for any one payee must be at least $5,000. The periodic payment for any one payee must be at least $50. Subject to the Policyowner and Beneficiary provisions, any option selection may be changed before the Net Death Benefit becomes payable. If You make no selection, the Beneficiary may select from the payment options We offer at that time when the Net Death Benefit becomes payable.

                                   APPENDIX D
                    EXAMPLES OF DEATH BENEFIT, POLICY VALUES
                            AND ACCUMULATED PAYMENTS

The following tables illustrate the way in which the Policy's Death Benefit and Policy Value could vary over an extended period of time. On request, We will provide a comparable illustration based on the proposed Insured's Age, sex, and Underwriting Class, and for the requested Face Amount, Death Benefit option and riders.

                                   ASSUMPTIONS

The tables illustrate a Policy issued to a male, Age 35, under a standard Underwriting Class and qualifying for the non-tobacco discount, and a Policy issued to a male, Age 45, under a standard Underwriting Class and qualifying for the non-tobacco discount. In each case, one table illustrates the guaranteed cost of insurance rates and the other table illustrates the current cost of insurance rates as presently in effect.

The tables assume that no Policy loans have been made, that You have not requested an increase or decrease in the initial Fact Amount, that no partial withdrawals have been made, and that no transfers above 12 have been made in any Policy year (so that no transaction or transfer charges have been incurred).

The tables assume that all Premiums are allocated to and remain in the Variable Account for the entire period shown. The tables are based on hypothetical gross investment rates of return for the underlying Fund (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross (after tax) annual rate of 0%, 6%, and 12%. The second column of the tables show the amount which would accumulate if an amount equal to the Guideline Level Premium were invested each year to earn interest (after taxes) at 5%, compounded annually.

The Policy Values and Death Proceeds would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below such averages for individual Policy years. The values also would be different depending on the allocation of the Policy's total Policy Value among the Sub-Accounts of the Variable Account, if the actual rates of return averaged 0%, 6% or 12%, but the rates of each underlying Fund varied above and below such averages.

                             DEDUCTIONS FOR CHARGES

The amounts shown in the tables take into account the deduction of the tax charges and Payment Expense Charge from Premiums and the Monthly Deduction from Policy Value.

                        EXPENSES OF THE UNDERLYING FUNDS

The amounts shown in the tables also take into account the underlying Fund advisory fees and operating expenses, which are assumed to be at an annual rate of 0.84% of the average daily net assets of the underlying Funds. The actual fees and expenses of each underlying Fund vary, and in 1998, ranged from an annual rate of 0.28% to an annual rate of 1.75% of average daily net assets. The fees and expenses associated with Your Policy may be more or less than 0.84% in the aggregate, depending upon how You make allocations of Policy Value among the Sub-Accounts.

                         NET ANNUAL RATES OF INVESTMENT

Applying the average Fund advisory fees and operating expenses of 0.84% of average net assets, in the current cost of insurance charges tables the gross annual rates of investment return of 0%, 6% and 12% would produce net annual rates of -0.84%, 5.16% and 11.16%. In the guaranteed cost of insurance charges tables, the gross annual rates of investment return of 0%, 6% and 12% would produce net annual rates of -0.84%, 5.16% and 11.16%, respectively.

The hypothetical returns shown in the tables do not reflect any charges for income taxes against the Variable Account since no charges are currently made. However, if in the future the charges are made, to produce illustrated Death Benefits and cash values, the gross annual investment rates of return would have to exceed 0%, 6% or 12% by a sufficient amount to cover the tax charges.

                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                              VARIABLE LIFE POLICY

                                                           FACE AMOUNT = $75,000
                                                         MALE NON-TOBACCO AGE 35
                                                          DEATH BENEFIT OPTION 2

                   BASED ON CURRENT MONTHLY COST OF INSURANCE
                             CHARGES WITHOUT RIDERS

               PREMIUMS
              PAID PLUS                  HYPOTHETICAL 0%                          HYPOTHETICAL 6%
               INTEREST              GROSS INVESTMENT RETURN                  GROSS INVESTMENT RETURN
                AT 5%                -----------------------                  -----------------------
             PER YEAR (1)
             ------------
POLICY                         SURRENDER      POLICY       DEATH                    SURRENDER
 YEAR                            VALUE      VALUE (2)     BENEFIT                     VALUE
 ----                            -----      ---------     -------                     -----
  1             2,741             408          2120        77,120                      545
  2             5,618            2698          4219        79,219                     3106
  3             8,639            4958         6,290        81,290                     5,778
  4             11,812           7201         8,342        83,342                     8,578
  5             15,143           9425         10,376       85,376                    11,513
  6             18,641          11,634        12,395       87,395                    14,596
  7             22,313          13,825        14,396       89,396                    17,828
  8             26,169          15,998        16,379       91,379                    21,221
  9             30,218          18,153        18,344       93,344                    24,779
  10            34,470          20,291        20,291       95,291                    28,517
  11            38,934          22,448        22,448       97,448                    32,503
  12            43,621          24,593        24,593       99,593                    36,713
  13            48,542          26,726        26,726      101,726                    41,158
  14            53,710          28,848        28,848      103,848                    45,851
  15            59,136          30,959        30,959      105,959                    50,810
  16            64,833          33,059        33,059      108,059                    56,047
  17            70,816          35,134        35,134      110,134                    61,565
  18            77,097          37,184        37,184      112,184                    67,380
  19            83,692          39,205        39,205      114,205                    73,505
  20            90,617          41,197        41,197      116,197                    79,958
Age 60         130,796          50,616        50,616      125,616                    117,710
Age 65         182,076          58,757        58,757      133,757                    166,304
Age 70         247,523          64,945        64,945      139,945                    228,437
Age 75         331,052          68,154        68,154      143,154                    307,265


                 HYPOTHETICAL 6%                            HYPOTHETICAL 12%
             GROSS INVESTMENT RETURN                     GROSS INVESTMENT RETURN
             -----------------------                     -----------------------


POLICY         POLICY        DEATH               SURRENDER       POLICY          DEATH
 YEAR         VALUE (2)     BENEFIT                VALUE        VALUE (2)       BENEFIT
 ----         ---------     -------                -----        ---------       -------
  1             2,257        77,257                 682           2,393         77,393
  2             4,627        79,627                3,530          5,051         80,051
  3             7,109        82,109                6,665          7,997         82,997
  4             9,719        84,719               10,130         11,270         86,270
  5            12,464        87,464               13,963         14,914         89,914
  6            15,356        90,356               18,210         18,971         93,971
  7            18,399        93,399               22,915         23,486         98,486
  8            21,601        96,601               28,130         28,511         103,511
  9            24,970        99,970               33,914         34,105         109,105
  10           28,517       103,517               40,335         40,335         115,335
  11           32,503       107,503               47,561         47,561         122,561
  12           36,713       111,713               55,629         55,629         130,629
  13           41,158       116,158               64,639         64,639         139,639
  14           45,851       120,851               74,700         74,700         149,700
  15           50,810       125,810               85,937         85,937         164,139
  16           56,047       131,047               98,478         98,478         182,184
  17           61,565       136,565               112,462        112,462        200,182
  18           67,380       142,380               128,054        128,054        218,973
  19           73,505       148,505               145,445        145,445        238,529
  20           79,958       154,958               164,844        164,844        258,805
Age 60         117,710      192,710               301,064        301,064        403,426
Age 65         166,304      241,304               535,996        535,996        653,915
Age 70         228,437      303,437               940,043        940,043       1,090,450
Age 75         307,265      382,265              1,636,961      1,636,961      1,751,548

(1) Assumes a $2,610.00 payment is made at the beginning of each Policy year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   CANADA LIFE INSURANCE COMPANY OF AMERICA
                             VARIABLE LIFE POLICY

                                                          FACE AMOUNT = $75,000
                                                        MALE NON-TOBACCO AGE 35
                                                         DEATH BENEFIT OPTION 2

                  BASED ON GUARANTEED MONTHLY COST OF INSURANCE
                             CHARGES WITHOUT RIDERS

               PREMIUMS
               PAID PLUS                  HYPOTHETICAL 0%                           HYPOTHETICAL 6%
               INTEREST               GROSS INVESTMENT RETURN                   GROSS INVESTMENT RETURN
                 AT 5%                -----------------------                   -----------------------
             PER YEAR (1)
             ------------
POLICY                          SURRENDER       POLICY        DEATH                    SURRENDER
 YEAR                             VALUE       VALUE (2)      BENEFIT                     VALUE
 ----                             -----       ---------      -------                     -----
   1             2,741             408           2120        77,120                       545
   2             5,618            2698           4219        79,219                       3106
   3             8,639            4958          6,290        81,290                      5,778
   4            11,812            7200          8,341        83,341                      8,578
   5            15,143            9424          10,375       85,375                      11,513
   6            18,641           11,572         12,332       87,332                      14,532
   7            22,313           13,696         14,267       89,267                      17,691
   8            26,169           15,797         16,178       91,178                      21,001
   9            30,218           17,873         18,064       93,064                      24,465
  10            34,470           19,924         19,924       94,924                      28,094
  11            38,934           21,983         21,983       96,983                      31,954
  12            43,621           24,016         24,016       99,016                      36,015
  13            48,542           26,021         26,021       101,021                     40,286
  14            53,710           27,999         27,999       102,999                     44,780
  15            59,136           29,946         29,946       104,946                     49,505
  16            64,833           31,860         31,860       106,860                     54,473
  17            70,816           33,736         33,736       108,736                     59,691
  18            77,097           35,568         35,568       110,568                     65,171
  19            83,692           37,354         37,354       112,354                     70,921
  20            90,617           39,085         39,085       114,085                     76,950
Age 60          130,796          46,742         46,742       121,742                    111,674
Age 65          182,076          52,012         52,012       127,012                    154,966
Age 70          247,523          53,237         53,237       128,237                    207,640
Age 75          331,052          47,764         47,764       122,764                    269,630


                 HYPOTHETICAL 6%                            HYPOTHETICAL 12%
             GROSS INVESTMENT RETURN                     GROSS INVESTMENT RETURN
             -----------------------                     -----------------------


POLICY         POLICY         DEATH              SURRENDER       POLICY          DEATH
 YEAR         VALUE (2)      BENEFIT               VALUE        VALUE (2)       BENEFIT
 ----         ---------      -------               -----        ---------       -------
   1             455         75,455                 682           2,393         77,393
   2             927         75,927                3,530          5,051         80,051
   3            1,407        76,407                6,665          7,997         82,997
   4            1,904        76,904               10,130         11,270         86,270
   5            2,417        77,417               13,962         14,913         89,913
   6            2,876        77,876               18,144         18,905         93,905
   7            3,347        78,347               22,769         23,340         98,340
   8            3,830        78,830               27,891         28,271         103,271
   9            4,322        79,322               33,563         33,753         108,753
  10           28,094        103,094              39,848         39,848         114,848
  11           31,954        106,954              46,912         46,912         121,912
  12           36,015        111,015              54,783         54,783         129,783
  13           40,286        115,286              63,557         63,557         138,557
  14           44,780        119,780              73,336         73,336         148,336
  15           49,505        124,505              84,236         84,236         160,890
  16           54,473        129,473              96,374         96,374         178,291
  17           59,691        134,691              109,883        109,883        195,591
  18           65,171        140,171              124,917        124,917        213,608
  19           70,921        145,921              141,655        141,655        232,314
  20           76,950        151,950              160,293        160,293        251,660
Age 60         111,674       186,674              290,381        290,381        389,110
Age 65         154,966       229,966              512,465        512,465        625,207
Age 70         207,640       282,640              888,798        888,798       1,031,006
Age 75         269,630       344,630             1,529,536      1,529,536      1,636,603

(1) Assumes a $2,610.00 payment is made at the beginning of each Policy year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   CANADA LIFE INSURANCE COMPANY OF AMERICA
                             VARIABLE LIFE POLICY

                                                         FACE AMOUNT = $250,000
                                                        MALE NON-TOBACCO AGE 45
                                                         DEATH BENEFIT OPTION 1

                  BASED ON CURRENT MONTHLY COST OF INSURANCE
                            CHARGES WITHOUT RIDERS

               PREMIUMS
              PAID PLUS                 HYPOTHETICAL 0%                          HYPOTHETICAL 6%
               INTEREST             GROSS INVESTMENT RETURN                  GROSS INVESTMENT RETURN
                AT 5%               -----------------------                  -----------------------
             PER YEAR (1)
             ------------
POLICY                       SURRENDER      POLICY        DEATH                     SURRENDER
 YEAR                          VALUE      VALUE (2)      BENEFIT                      VALUE
 ----                          -----      ---------      -------                      -----
  1             5,011            0           2753        250,000                        0
  2             10,273           0           5400        250,000                        0
  3             15,798          2208        7,945        250,000                      3,340
  4             21,599          5505        10,423       250,000                      7,368
  5             27,690          8748        12,848       250,000                     11,525
  6             34,085         11,948       15,228       250,000                     15,830
  7             40,801         15,113       17,573       250,000                     20,298
  8             47,852         18,245       19,885       250,000                     24,938
  9             55,255         21,343       22,160       250,000                     29,755
  10            63,029         24,403       24,403       250,000                     34,758
  11            71,192         27,645       27,645       250,000                     40,235
  12            79,763         30,793       30,793       250,000                     45,930
  13            88,762         33,833       33,833       250,000                     51,845
  14            98,211         36,763       36,763       250,000                     57,993
  15           108,133         39,585       39,585       250,000                     64,385
  16           118,551         42,210       42,210       250,000                     70,963
  17           129,489         44,723       44,723       250,000                     77,810
  18           140,975         47,113       47,113       250,000                     84,948
  19           153,035         49,378       49,378       250,000                     92,390
  20           165,698         51,513       51,513       250,000                     100,153
Age 60         108,133         39,585       39,585       250,000                     64,385
Age 65         165,698         51,513       51,513       250,000                     100,153
Age 70         239,166         59,843       59,843       250,000                     144,573
Age 75         332,933         63,018       63,018       250,000                     201,503


                 HYPOTHETICAL 6%                             HYPOTHETICAL 12%
             GROSS INVESTMENT RETURN                      GROSS INVESTMENT RETURN
             -----------------------                      -----------------------


POLICY         POLICY         DEATH               SURRENDER       POLICY          DEATH
 YEAR        VALUE (2)       BENEFIT                VALUE        VALUE (2)       BENEFIT
 ----        ---------       -------                -----        ---------       -------
  1            2,955         250,000                  0            3,160         250,000
  2            5,980         250,000                 28            6,585         250,000
  3            9,078         250,000                4,570         10,308         250,000
  4            12,285        250,000                9,478         14,395         250,000
  5            15,625        250,000               14,800         18,900         250,000
  6            19,110        250,000               20,600         23,880         250,000
  7            22,758        250,000               26,935         29,395         250,000
  8            26,575        250,000               33,865         35,505         250,000
  9            30,575        250,000               41,453         42,273         250,000
  10           34,758        250,000               49,773         49,773         250,000
  11           40,235        250,000               59,253         59,253         250,000
  12           45,930        250,000               69,735         69,735         250,000
  13           51,845        250,000               81,330         81,330         250,000
  14           57,993        250,000               94,163         94,163         250,000
  15           64,385        250,000               108,390        108,390        250,000
  16           70,963        250,000               124,118        124,118        250,000
  17           77,810        250,000               141,595        141,595        250,000
  18           84,948        250,000               161,040        161,040        250,000
  19           92,390        250,000               182,695        182,695        250,000
  20          100,153        250,000               206,843        206,843        250,000
Age 60         64,385        250,000               108,390        108,390        250,000
Age 65        100,153        250,000               206,843        206,843        250,000
Age 70        144,573        250,000               373,245        373,245        433,000
Age 75        201,503        250,000               651,600        651,600        697,250

(1) Assumes a $4,772.50 payment is made at the beginning of each Policy year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   CANADA LIFE INSURANCE COMPANY OF AMERICA
                             VARIABLE LIFE POLICY

                                                         FACE AMOUNT = $250,000
                                                        MALE NON-TOBACCO AGE 45
                                                         DEATH BENEFIT OPTION 1

                 BASED ON GUARANTEED MONTHLY COST OF INSURANCE
                            CHARGES WITHOUT RIDERS

               PREMIUMS
              PAID PLUS               HYPOTHETICAL 0%                HYPOTHETICAL 6%                 HYPOTHETICAL 12%
               INTEREST           GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN
                AT 5%             -----------------------        -----------------------         -----------------------
             PER YEAR (1)
             ------------
POLICY                         SURRENDER   POLICY    DEATH     SURRENDER  POLICY    DEATH     SURRENDER   POLICY      DEATH
 YEAR                            VALUE   VALUE (2)  BENEFIT      VALUE   VALUE (2) BENEFIT      VALUE    VALUE (2)   BENEFIT
 ----                            -----   ---------  -------      -----   --------- -------      -----    ---------   -------
  1             5,011              0        3153    250,000        0       3,380   250,000        0        3,608     250,000
  2             10,273             0        6205    250,000       273      6,858   250,000       955       7,540     250,000
  3             15,798           3395      9,155    250,000      4,678    10,440   250,000      6,075     11,835     250,000
  4             21,599           7100      12,038   250,000      9,225    14,165   250,000     11,633     16,570     250,000
  5             27,690           10748     14,865   250,000     13,938    18,053   250,000     17,698     21,813     250,000
  6             34,085          13,715     17,008   250,000     18,188    21,480   250,000     23,685     26,978     250,000
  7             40,801          16,583     19,050   250,000     22,543    25,013   250,000     30,193     32,660     250,000
  8             47,852          19,330     20,978   250,000     26,995    28,640   250,000     37,273     38,918     250,000
  9             55,255          21,953     22,775   250,000     31,538    32,363   250,000     44,985     45,810     250,000
  10            63,029          24,428     24,428   250,000     36,168    36,168   250,000     53,403     53,403     250,000
  11            71,192          27,010     27,010   250,000     41,205    41,205   250,000     63,010     63,010     250,000
  12            79,763          29,428     29,428   250,000     46,403    46,403   250,000     73,675     73,675     250,000
  13            88,762          31,670     31,670   250,000     51,768    51,768   250,000     85,540     85,540     250,000
  14            98,211          33,728     33,728   250,000     57,308    57,308   250,000     98,770     98,770     250,000
  15           108,133          35,573     35,573   250,000     63,020    63,020   250,000     113,550    113,550    250,000
  16           118,551          37,185     37,185   250,000     68,910    68,910   250,000     130,095    130,095    250,000
  17           129,489          38,533     38,533   250,000     74,975    74,975   250,000     148,670    148,670    250,000
  18           140,975          39,583     39,583   250,000     81,218    81,218   250,000     169,575    169,575    250,000
  19           153,035          40,288     40,288   250,000     87,628    87,628   250,000     193,178    193,178    250,000
  20           165,698          40,598     40,598   250,000     94,210    94,210   250,000     219,823    219,823    268,183
Age 60         108,133          35,573     35,573   250,000     63,020    63,020   250,000     113,550    113,550    250,000
Age 65         165,698          40,598     40,598   250,000     94,210    94,210   250,000     219,823    219,823    268,183
Age 70         239,166          34,433     34,433   250,000     130,195   130,195  250,000     404,793    404,793     469559
Age 75         332,933           6,050     6,050    250,000     173,975   173,975  250,000     719,740    719,740    770,122

(1) Assumes a $4,772.50 payment is made at the beginning of each Policy year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   CANADA LIFE INSURANCE COMPANY OF AMERICA
                             VARIABLE LIFE POLICY

                                                         FACE AMOUNT = $250,000
                                                        MALE NON-TOBACCO AGE 45
                                                         DEATH BENEFIT OPTION 3

                  BASED ON CURRENT MONTHLY COST OF INSURANCE
                            CHARGES WITHOUT RIDERS

               PREMIUMS
              PAID PLUS                  HYPOTHETICAL 0%
               INTEREST              GROSS INVESTMENT RETURN
                AT 5%                -----------------------
             PER YEAR (1)
             ------------
POLICY                         SURRENDER       POLICY        DEATH
 YEAR                            VALUE       VALUE (2)      BENEFIT
 ----                            -----       ---------      -------
  1             5,011              0            3153        250,000
  2             10,273             0            6205        250,000
  3             15,798           3395          9,158        250,000
  4             21,599           7100          12,038       250,000
  5             27,690           10750         14,865       250,000
  6             34,085          14,355         17,648       250,000
  7             40,801          17,920         20,390       250,000
  8             47,852          21,448         23,093       250,000
  9             55,255          24,928         25,750       250,000
  10            63,029          28,355         28,355       250,000
  11            71,192          31,988         31,988       250,000
  12            79,763          35,525         35,525       250,000
  13            88,762          38,943         38,943       250,000
  14            98,211          42,240         42,240       250,000
  15           108,133          45,418         45,418       250,000
  16           118,551          48,400         48,400       250,000
  17           129,489          51,260         51,260       250,000
  18           140,975          53,983         53,983       250,000
  19           153,035          56,563         56,563       250,000
  20           165,698          58,993         58,993       250,000
Age 60         108,133          45,418         45,418       250,000
Age 65         165,698          58,993         58,993       250,000
Age 70         239,166          68,325         68,325       250,000
Age 75         332,933          71,080         71,080       250,000


                        HYPOTHETICAL 6%                             HYPOTHETICAL 12%
                    GROSS INVESTMENT RETURN                      GROSS INVESTMENT RETURN
                    -----------------------                      -----------------------


POLICY       SURRENDER       POLICY         DEATH        SURRENDER        POLICY         DEATH
 YEAR          VALUE       VALUE (2)       BENEFIT         VALUE        VALUE (2)       BENEFIT
 ----          -----       ---------       -------         -----        ---------       -------
  1              0           3,380         250,000           0            3,608         250,000
  2             273          6,858         250,000          955           7,540         250,000
  3            4,680         10,440        250,000         6,075          11,835        250,000
  4            9,228         14,165        250,000         11,633         16,573        250,000
  5           13,940         18,055        250,000         17,698         21,815        250,000
  6           18,838         22,130        250,000         24,340         27,633        250,000
  7           23,938         26,405        250,000         31,635         34,103        250,000
  8           29,250         30,895        250,000         39,658         41,303        250,000
  9           34,783         35,608        250,000         48,490         49,313        250,000
  10          40,543         40,543        250,000         58,225         58,225        250,000
  11          46,868         46,868        250,000         69,370         69,370        250,000
  12          53,480         53,480        250,000         81,778         81,778        250,000
  13          60,383         60,383        250,000         95,595         95,595        250,000
  14          67,600         67,600        250,000        111,008        111,008        250,000
  15          75,153         75,153        250,000        128,225        128,225        255,750
  16          83,008         83,008        250,000        147,318        147,318        285,750
  17          91,250         91,250        250,000        168,478        168,478        317,750
  18          99,913         99,913        250,000        191,923        191,923        352,500
  19          109,025       109,025        250,000        217,895        217,895        389,500
  20          118,620       118,620        250,000        246,655        246,655        429,750
Age 60        75,153         75,153        250,000        128,225        128,225        255,750
Age 65        118,620       118,620        250,000        246,655        246,655        429,750
Age 70        175,230       175,230        270,750        443,495        443,495        685,000
Age 75        246,685       246,685        343,250        768,380        768,380       1,069,000

(1) Assumes a $4,772.50 payment is made at the beginning of each Policy year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   CANADA LIFE INSURANCE COMPANY OF AMERICA
                             VARIABLE LIFE POLICY

                                                         FACE AMOUNT = $250,000
                                                        MALE NON-TOBACCO AGE 45
                                                         DEATH BENEFIT OPTION 3

                 BASED ON GUARANTEED MONTHLY COST OF INSURANCE
                            CHARGES WITHOUT RIDERS

               PREMIUMS
              PAID PLUS                  HYPOTHETICAL 0%
               INTEREST              GROSS INVESTMENT RETURN
                AT 5%                -----------------------
             PER YEAR (1)
             ------------
POLICY                         SURRENDER       POLICY        DEATH
 YEAR                            VALUE       VALUE (2)      BENEFIT
 ----                            -----       ---------      -------
  1             5,011              0            3153        250,000
  2             10,273             0            6205        250,000
  3             15,798           3395          9,155        250,000
  4             21,599           7100          12,038       250,000
  5             27,690           10748         14,865       250,000
  6             34,085          13,715         17,008       250,000
  7             40,801          16,583         19,050       250,000
  8             47,852          19,330         20,978       250,000
  9             55,255          21,953         22,775       250,000
  10            63,029          24,428         24,428       250,000
  11            71,192          27,010         27,010       250,000
  12            79,763          29,428         29,428       250,000
  13            88,762          31,670         31,670       250,000
  14            98,211          33,728         33,728       250,000
  15           108,133          35,573         35,573       250,000
  16           118,551          37,185         37,185       250,000
  17           129,489          38,533         38,533       250,000
  18           140,975          39,583         39,583       250,000
  19           153,035          40,288         40,288       250,000
  20           165,698          40,598         40,598       250,000
Age 60         108,133          35,573         35,573       250,000
Age 65         165,698          40,598         40,598       250,000
Age 70         239,166          34,433         34,433       250,000
Age 75         332,933           6,050         6,050        250,000


                       HYPOTHETICAL 6%                            HYPOTHETICAL 12%
                   GROSS INVESTMENT RETURN                    GROSS INVESTMENT RETURN
                   -----------------------                    -----------------------


POLICY       SURRENDER       POLICY        DEATH       SURRENDER       POLICY         DEATH
 YEAR          VALUE       VALUE (2)      BENEFIT        VALUE       VALUE (2)       BENEFIT
 ----          -----       ---------      -------        -----       ---------       -------
  1              0           3,380        250,000          0           3,608         250,000
  2             273          6,858        250,000         955          7,540         250,000
  3            4,678         10,440       250,000        6,075         11,835        250,000
  4            9,225         14,165       250,000       11,633         16,570        250,000
  5           13,938         18,053       250,000       17,698         21,813        250,000
  6           18,188         21,480       250,000       23,685         26,978        250,000
  7           22,543         25,013       250,000       30,193         32,660        250,000
  8           26,995         28,640       250,000       37,273         38,918        250,000
  9           31,538         32,363       250,000       44,985         45,810        250,000
  10          36,168         36,168       250,000       53,403         53,403        250,000
  11          41,205         41,205       250,000       131,260       131,260        250,000
  12          46,403         46,403       250,000       73,675         73,675        250,000
  13          51,768         51,768       250,000       85,540         85,540        250,000
  14          57,308         57,308       250,000       98,770         98,770        250,000
  15          63,020         63,020       250,000       113,550       113,550        250,000
  16          68,910         68,910       250,000       130,095       130,095        252,250
  17          74,975         74,975       250,000       148,438       148,438        280,000
  18          81,218         81,218       250,000       168,590       168,590        309,500
  19          87,628         87,628       250,000       190,700       190,700        341,000
  20          94,210         94,210       250,000       214,935       214,935        374,500
Age 60        63,020         63,020       250,000       113,550       113,550        250,000
Age 65        94,210         94,210       250,000       214,935       214,935        374,500
Age 70        130,195       130,195       250,000       374,923       374,923        579,000
Age 75        173,975       173,975       250,000       621,348       621,348        864,500

(1) Assumes a $4,772.50 payment is made at the beginning of each Policy year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                  APPENDIX E
                   CALCULATION OF MAXIMUM SURRENDER CHARGES

A separate surrender charge is computed on the Date of Issue and on each increase in Face Amount.

A limitation on surrender charges is imposed based on the Standard Non-Forfeiture Law of each state. The maximum surrender charges at the Date of Issue and on each increase in Face Amount are shown in the table below. The surrender charge is graded one-ninth each year. See - "Surrender Charge" under CHARGES AND DEDUCTIONS.

The Factors used to compute the maximum surrender charges vary with the issue Age, Sex, and Underwriting Class as indicated in the table below.

                MAXIMUM SURRENDER CHARGE PER $1,000 FACE AMOUNT

      Age at
     issue or               Male               Male            Female            Female            Unisex           Unisex
     increase            Non-tobacco          Tobacco        Non-tobacco         Tobacco         Non-tobacco        Tobacco
     --------            -----------          -------        -----------         -------         -----------        -------
        0                    N/A               14.46             N/A              13.54              N/A             14.26
        1                    N/A               14.44             N/A              13.53              N/A             14.23
        2                    N/A               14.58             N/A              13.64              N/A             14.36
        3                    N/A               14.73             N/A              13.76              N/A             14.51
        4                    N/A               14.91             N/A              13.89              N/A             14.67
        5                    N/A               15.09             N/A              14.01              N/A             14.85
        6                    N/A               15.29             N/A              14.16              N/A             15.03
        7                    N/A               15.50             N/A              14.31              N/A             15.23
        8                    N/A               15.73             N/A              14.48              N/A             15.44
        9                    N/A               15.96             N/A              14.66              N/A             15.67
       10                    N/A               16.22             N/A              14.87              N/A             15.91
       11                    N/A               16.47             N/A              15.06              N/A             16.16
       12                    N/A               16.75             N/A              15.26              N/A             16.42
       13                    N/A               17.03             N/A              15.48              N/A             16.69
       14                    N/A               17.31             N/A              15.70              N/A             16.96
       15                    N/A               17.60             N/A              15.92              N/A             17.24
       16                    N/A               17.90             N/A              16.15              N/A             17.52
       17                    N/A               18.17             N/A              16.39              N/A             17.80
       18                   16.62              18.47            15.60             16.64             16.42            18.10
       19                   16.84              18.78            15.82             16.89             16.63            18.40
       20                   17.06              19.11            16.04             17.16             16.86            18.71
       21                   17.30              19.46            16.27             17.45             17.09            19.05

      Age at
     Issue or               Male               Male             Female           Female            Unisex          Unisex
     Increase            Non-tobacco          Tobacco        Non-tobacco         Tobacco         Non-tobacco       Tobacco
     --------            -----------          -------        -----------         -------         -----------       -------

        22                  17.55              19.83            16.51             17.75             17.34           19.41
        23                  17.84              20.23            16.78             18.06             17.62           19.79
        24                  18.14              20.65            17.04             18.38             17.92           20.18
        25                  18.46              21.08            17.39             18.74             18.24           20.60
        26                  18.80              21.53            17.69             19.09             18.58           21.03
        27                  19.16              22.01            18.01             19.46             18.93           21.49
        28                  19.55              22.52            18.34             19.86             19.30           21.97
        29                  19.96              23.06            18.69             20.28             19.70           22.49
        30                  20.38              23.64            19.06             20.73             20.11           23.04
        31                  20.84              24.25            19.44             21.20             20.55           23.62
        32                  21.32              24.91            19.85             21.69             21.01           24.24
        33                  21.82              25.58            20.27             22.21             21.50           24.88
        34                  22.35              26.29            20.71             22.74             22.01           25.55
        35                  22.91              27.04            21.18             23.29             22.55           26.26
        36                  23.43              27.74            21.61             23.79             23.06           26.91
        37                  23.99              28.48            22.06             24.33             23.59           27.60
        38                  24.57              29.24            22.54             24.90             24.15           28.32
        39                  25.19              30.05            23.04             25.50             24.75           29.09
        40                  25.85              30.91            23.57             26.12             25.38           29.89
        41                  26.54              31.81            24.13             26.77             26.04           30.73
        42                  27.28              32.76            24.71             27.45             26.75           31.62
        43                  28.06              33.77            25.33             28.14             27.49           32.56
        44                  28.89              34.83            25.99             28.86             28.28           33.54
        45                  29.76              35.93            26.68             29.62             29.12           34.56
        46                  30.67              37.12            27.39             30.42             29.99           35.66
        47                  31.64              38.34            28.15             31.26             30.90           36.79
        48                  32.64              39.58            28.95             32.13             31.86           37.94
        49                  33.69              40.88            29.79             33.05             32.87           39.14
        50                  34.80              42.22            30.67             34.00             33.92           40.39
        51                  35.98              43.62            31.62             35.04             35.05           41.69
        52                  37.24              45.08            32.62             36.12             36.26           43.05
        53                  38.58              46.69            33.68             37.28             37.53           44.54
        54                  40.00              48.39            34.80             38.49             38.88           46.11
        55                  41.51              50.17            36.00             39.78             40.32           47.76
        56                  43.00              51.95            37.21             41.11             41.74           49.41
        57                  44.57              53.82            38.50             42.52             43.25           51.14
        58                  46.22              53.76            39.88             44.05             44.83           52.93
        59                  47.95              53.45            41.34             45.67             46.49           53.76
        60                  49.76              53.14            42.87             47.36             48.22           53.46
        61                  51.61              52.94            44.46             49.11             50.01           53.25

      Age at
     Issue or               Male               Male             Female           Female            Unisex          Unisex
     Increase            Non-tobacco          Tobacco        Non-tobacco         Tobacco         Non-tobacco       Tobacco
     --------            -----------          -------        -----------         -------         -----------       -------

        62                  53.56              52.74            46.14             50.97             51.88           53.04
        63                  53.30              52.55            47.92             52.87             53.54           52.84
        64                  52.97              52.36            49.82             53.52             53.23           52.64
        65                  52.64              52.16            51.84             53.24             52.91           52.42
        66                  52.53              52.06            53.85             53.16             52.81           52.34
        67                  52.42              51.96            53.76             53.08             52.70           52.24
        68                  52.30              51.86            53.66             53.00             52.59           52.15
        69                  52.18              51.75            53.55             52.91             52.47           52.05
        70                  52.05              51.64            53.44             52.82             52.35           51.95
        71                  51.91              51.52            53.30             52.66             52.21           51.83
        72                  51.77              51.40            53.16             52.53             52.07           51.71
        73                  51.62              51.28            53.01             52.39             51.93           51.59
        74                  51.47              51.16            52.85             52.24             51.78           51.47
        75                  51.32              51.04            52.69             52.09             51.62           51.34
        76                  51.16              50.90            52.52             51.94             51.46           51.20
        77                  50.99              50.75            52.34             51.78             51.30           51.06
        78                  50.83              50.60            52.16             51.62             51.13           50.90
        79                  50.66              50.45            51.98             51.47             50.96           50.75
        80                  50.49              50.29            51.79             51.31             50.79           50.59
        81                  50.33              50.15            51.59             51.15             50.62           50.44
        82                  50.17              50.01            51.39             51.00             50.45           50.30
        83                  50.01              49.87            51.19             50.84             50.28           50.14
        84                  49.85              49.72            50.99             50.63             50.11           49.97
        85                  49.69              49.56            50.77             50.41             49.93           49.79

EXAMPLES

For the purpose of these examples, assume that a male, Age 35, non-tobacco purchases a $100,000 Policy. His surrender charge is calculated as follows:

The surrender charge is equal to $2,291.00 (22.91 x 100).

Example 1:

Assume the Policyowner surrenders the Policy in the 10th Policy month. The surrender charge is $2,291.00.

Example 2:

Assume the Policyowner surrenders the Policy in the 61st Policy month. Also assume that the surrender charge decreases by 1/9th of the original surrender charge each year. In this example, the surrender charge would be $1,018.22.

                                  APPENDIX F
                            PERFORMANCE INFORMATION

The Policies were first offered to the public in 2000. However, We may publish "Total Return" and "Average Annual Total Return" performance information based on the periods that the Sub-Accounts have been in existence (Tables IA and IB), and based on the periods that the underlying Funds have been in existence (Tables IIA and IIB). The results for any period prior to the start of a Sub-Account's operations or to the Policies being offered will be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Sub-Accounts and the Funds.

Total return and average annual total return are based on the hypothetical profile of a representative Policyowner and historical earnings and are not intended to indicate future performance. "Total Return" is the total income generated net of certain expenses and charges. "Average annual total return" is net of the same expenses and charges, but reflects the hypothetical return compounded annually. This hypothetical return is equal to cumulative return had performance been constant over the entire period. Average annual total returns are not the same as yearly results and tend to smooth out variations in the Funds' return.

In Tables IA and IIA, performance information under the Policies is net of fund expenses, mortality and expense risk charges, administrative charges, cost of insurance charges and surrender charges. We take a representative Policyowner and assume that:

       -      the Insured is a male Age 36, standard (non-tobacco) Underwriting
              Class;

       - the Policyowner had allocations in each of the Sub-Accounts for the fund durations shown; and

       -      there was a full surrender at the end of the applicable period.

We may compare performance information for a Sub-Account in reports and promotional literature to:

       -      Standard & Poor's 500 Composite Stock Price Index (S&P 500);

       -      Dow Jones Industrial Average (DJIA);

       -      Shearson Lehman Aggregate Bond Index;

       - other unmanaged indices of unmanaged securities widely regarded by investors as representative of the securities markets;

       - other groups of variable life separate accounts or other investment products tracked by Lipper Inc.;

       - other services, companies, publications, or persons such as Morningstar, Inc., who rank the investment products on performance or other criteria; or

       -      the Consumer Price Index.

Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for insurance and administrative charges, separate account charges and fund management costs and expenses.
Performance information for any Sub-Account reflects only the performance of a hypothetical investment in the Sub-Account during a period. It is not representative of what may be achieved in the future. However, performance information may be helpful in reviewing market conditions during a period and in considering a fund's success in meeting its investment objectives.

In advertising, sales literature, publications or other materials, We may give information on various topics of interest to Policyowners and prospective Policyowners. These topics may include:

       - the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation and account rebalancing);

       - the advantages and disadvantages of investing in tax-deferred and taxable investments;

       - customer profiles and hypothetical payment and investment scenarios;

       -      financial management and tax and retirement planning; or

       - investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Policies and the characteristics of and market for the financial instruments.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company (A.M. Best), Moody's Investors Service ("Moody's"), Standard & Poor's Insurance Rating Services (S&P) and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/heath insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the underlying Portfolios.

In each table below, "One-Year Total Return" refers to the total of the income generated by a Sub-Account, based on certain charges and assumptions as described in the respective tables, for the one-year period ended December 31, 1998. "Average Annual Total Return" is based on the same charges and assumptions, but reflects the hypothetical annually compounded return that would have produced the same cumulative return if the Sub-Account's performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in annual performance return, they are not the same as actual year-by-year results.

                                  TABLE I(A)
       AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1998
                    SINCE INCEPTION OF THE SEPARATE ACCOUNT
            NET OF ALL CHARGES AND ASSUMING SURRENDER OF THE POLICY

The following performance information is based on the periods that the Sub-Accounts have been in existence. The data is net of expenses of the underlying Funds, all Sub-Account charges, and all Policy charges (including surrender charges) for a representative Policy. It is assumed that the Insured is male, Age 36, standard (non-tobacco) Premium Class, that the Face Amount of the Policy is $250,000, that an annual Premium payment of $3,000 was made at the beginning of each Policy year, that all Premiums were allocated to each Sub-Account individually, and that there was a full surrender of the Policy at the end of the applicable period.

-------------------------------------------------- ------------------ -------------- -------------------------------------

                                                       ONE-YEAR
                                                         TOTAL              5                  10 YEARS OR LIFE
UNDERLYING FUND                                         RETURN            YEARS            OF SUB-ACCOUNT (IF LESS)
-------------------------------------------------- ------------------ -------------- -------------------------------------
Alger American Growth                                      %                %                         %
Alger American Leveraged AllCap                            %                %                         %
Alger American MidCap Growth                               %                %                         %
Alger American Small Capitalization                        %                %                         %
Berger/BIAM IPT-International                              %                %                         %
Berger IPT-Small Company Growth                            %                %                         %
Dreyfus-Capital Appreciation                               %                %                         %
Dreyfus-Growth and Income                                  %                %                         %
Dreyfus Socially Responsible                               %                %                         %
Fidelity VIP Growth                                        %                %                         %
Fidelity VIP High Income                                   %                %                         %
Fidelity VIP Money Market                                  %                %                         %
Fidelity VIP Overseas                                      %                %                         %
Fidelity VIP II Asset Manager                              %                %                         %
Fidelity VIP II Contrafund                                 %                %                         %
Fidelity VIP II Index 500                                  %                %                         %
Fidelity VIP II Investment Grade Bond                      %                %                         %
Fidelity VIP III Growth Opportunities                      %                %                         %
Goldman Sachs VIT Capital Growth                           %                %                         %
Goldman Sachs VIT CORE U.S. Equity                         %                %                         %
Goldman Sachs VIT Global Income                            %                %                         %
-------------------------------------------------- ------------------ -------------- -------------------------------------

-------------------------------------------------- ------------------ -------------- -------------------------------------

                                                       ONE-YEAR
                                                         TOTAL              5                  10 YEARS OR LIFE
UNDERLYING FUND                                         RETURN            YEARS            OF SUB-ACCOUNT (IF LESS)
-------------------------------------------------- ------------------ -------------- -------------------------------------
Goldman Sachs VIT Growth and Income                        %                %                         %
Montgomery Variable Series: Emerging Markets               %                %                         %
Montgomery Variable Series: Growth                         %                %                         %
Seligman Communications and Information                    %                %                         %
Seligman Frontier                                          %                %                         %
-------------------------------------------------- ------------------ -------------- -------------------------------------

The inception dates for the Sub-Accounts are:
Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. One-year total return and average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio of the underlying Fund in which a Sub-Account invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

                                  TABLE I(B)
       AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1998
                    SINCE INCEPTION OF THE SEPARATE ACCOUNT
            EXCLUDING MONTHLY POLICY CHARGES AND SURRENDER CHARGES

The following performance information is based on the periods that the Sub-Accounts have been in existence. The performance information is net of total underlying Fund expenses and all Sub-Account charges. THE DATA DOES NOT REFLECT THE MONTHLY DEDUCTION UNDER THE POLICY OR SURRENDER CHARGES. It is assumed that an annual Premium payment of $3,000 was made at the beginning of each Policy year and that ALL Premiums were allocated to EACH Sub-Account individually.

------------------------------------------------- ------------------- ------------ ------------------------------------

                                                       ONE-YEAR
                                                        TOTAL              5                10 YEARS OR LIFE
UNDERLYING FUND                                         RETURN           YEARS          OF SUB-ACCOUNT (IF LESS)
------------------------------------------------- ------------------- ------------ ------------------------------------
Alger American Growth                                     %                %                        %
Alger American Leveraged AllCap                           %                %                        %
Alger American MidCap Growth                              %                %                        %
Alger American Small Capitalization                       %                %                        %
Berger/BIAM IPT-International                             %                %                        %
Berger IPT-Small Company Growth                           %                %                        %
Dreyfus-Capital Appreciation                              %                %                        %
Dreyfus-Growth and Income                                 %                %                        %
Dreyfus Socially Responsible                              %                %                        %
Fidelity VIP Growth                                       %                %                        %
Fidelity VIP High Income                                  %                %                        %
Fidelity VIP Money Market                                 %                %                        %
Fidelity VIP Overseas                                     %                %                        %
Fidelity VIP II Asset Manager                             %                %                        %
Fidelity VIP II Contrafund                                %                %                        %
Fidelity VIP II Index 500                                 %                %                        %
Fidelity VIP II Investment Grade Bond                     %                %                        %
Fidelity VIP III Growth Opportunities                     %                %                        %
Goldman Sachs VIT Capital Growth                          %                %                        %
Goldman Sachs VIT CORE U.S. Equity                        %                %                        %
Goldman Sachs VIT Global Income                           %                %                        %
Goldman Sachs VIT Growth and Income                       %                %                        %
------------------------------------------------- ------------------- ------------ ------------------------------------

------------------------------------------------- ------------------- ------------ ------------------------------------

                                                       ONE-YEAR
                                                        TOTAL              5                10 YEARS OR LIFE
UNDERLYING FUND                                         RETURN           YEARS          OF SUB-ACCOUNT (IF LESS)
------------------------------------------------- ------------------- ------------ ------------------------------------
Montgomery Variable Series: Emerging Markets              %                %                        %
Montgomery Variable Series: Growth                        %                %                        %
Seligman Communications and Information                   %                %                        %
Seligman Frontier                                         %                %                        %
------------------------------------------------- ------------------- ------------ ------------------------------------

The inception dates for the Sub-Accounts are:



Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. One-year total return and average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio of the underlying Fund in which a Sub-Account invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

                                  APPENDIX G
                            MONTHLY EXPENSE CHARGES

A Monthly Expense Charge is computed on the Date of Issue and on each increase in Face Amount.

THE FACTORS USED TO COMPUTE THE MONTHLY EXPENSE CHARGES VARY WITH THE ISSUE AGE, SEX, AND UNDERWRITING CLASS AS INDICATED IN THE TABLE BELOW.

                MONTHLY EXPENSE CHARGES PER $1000 OF FACE AMOUNT

       Age of
      Issue or               Male              Male            Female            Female             Unisex            Unisex
      Increase           Non-Tobacco         Tobacco         Non-Tobacco         Tobacco         Non-Tobacco         Tobacco
      --------           -----------         -------         -----------         -------         -----------         -------
         0                   N/A              $0.11              N/A              $0.08              N/A              $0.10
         1                   N/A              $0.11              N/A              $0.08              N/A              $0.11
         2                   N/A              $0.12              N/A              $0.08              N/A              $0.11
         3                   N/A              $0.12              N/A              $0.08              N/A              $0.11
         4                   N/A              $0.12              N/A              $0.09              N/A              $0.11
         5                   N/A              $0.12              N/A              $0.09              N/A              $0.12
         6                   N/A              $0.13              N/A              $0.09              N/A              $0.12
         7                   N/A              $0.13              N/A              $0.09              N/A              $0.12
         8                   N/A              $0.13              N/A              $0.09              N/A              $0.12
         9                   N/A              $0.14              N/A              $0.10              N/A              $0.13
         10                  N/A              $0.14              N/A              $0.10              N/A              $0.13
         11                  N/A              $0.14              N/A              $0.10              N/A              $0.13
         12                  N/A              $0.14              N/A              $0.11              N/A              $0.14
         13                  N/A              $0.15              N/A              $0.11              N/A              $0.14
         14                  N/A              $0.15              N/A              $0.11              N/A              $0.14
         15                  N/A              $0.15              N/A              $0.11              N/A              $0.15
         16                  N/A              $0.16              N/A              $0.12              N/A              $0.15
         17                  N/A              $0.16              N/A              $0.12              N/A              $0.15
         18                 $0.12             $0.16             $0.11             $0.12             $0.12             $0.16
         19                 $0.13             $0.17             $0.11             $0.13             $0.12             $0.16
         20                 $0.13             $0.17             $0.12             $0.13             $0.13             $0.16
         21                 $0.13             $0.17             $0.12             $0.13             $0.13             $0.17
         22                 $0.14             $0.18             $0.12             $0.14             $0.13             $0.17
         23                 $0.14             $0.18             $0.12             $0.14             $0.14             $0.17
         24                 $0.15             $0.19             $0.13             $0.15             $0.14             $0.18
         25                 $0.15             $0.19             $0.13             $0.15             $0.15             $0.18
         26                 $0.15             $0.19             $0.13             $0.15             $0.15             $0.19
         27                 $0.16             $0.20             $0.14             $0.16             $0.15             $0.19
         28                 $0.16             $0.20             $0.14             $0.16             $0.16             $0.19
         29                 $0.17             $0.21             $0.14             $0.17             $0.16             $0.20
         30                 $0.17             $0.21             $0.15             $0.17             $0.17             $0.20
         31                 $0.17             $0.21             $0.15             $0.17             $0.17             $0.21
         32                 $0.18             $0.22             $0.15             $0.18             $0.17             $0.21
         33                 $0.18             $0.22             $0.15             $0.18             $0.18             $0.21
         34                 $0.19             $0.23             $0.16             $0.19             $0.18             $0.22
         35                 $0.19             $0.23             $0.16             $0.19             $0.18             $0.22

       Age of
      Issue or               Male              Male            Female            Female             Unisex            Unisex
      increase           Non-Tobacco         Tobacco         Non-Tobacco         Tobacco         Non-Tobacco         Tobacco
      --------           -----------         -------         -----------         -------         -----------         -------

         36                 $0.21             $0.25             $0.17             $0.21             $0.20             $0.24
         37                 $0.22             $0.27             $0.19             $0.22             $0.21             $0.26
         38                 $0.24             $0.29             $0.20             $0.24             $0.23             $0.28
         39                 $0.25             $0.31             $0.21             $0.25             $0.24             $0.29
         40                 $0.27             $0.33             $0.23             $0.27             $0.26             $0.31
         41                 $0.28             $0.34             $0.24             $0.28             $0.27             $0.33
         42                 $0.30             $0.36             $0.25             $0.30             $0.29             $0.35
         43                 $0.31             $0.38             $0.26             $0.31             $0.30             $0.37
         44                 $0.33             $0.40             $0.28             $0.33             $0.32             $0.39
         45                 $0.34             $0.42             $0.29             $0.34             $0.33             $0.40
         46                 $0.36             $0.44             $0.30             $0.36             $0.35             $0.42
         47                 $0.38             $0.46             $0.32             $0.37             $0.36             $0.44
         48                 $0.39             $0.48             $0.33             $0.39             $0.38             $0.46
         49                 $0.41             $0.50             $0.35             $0.40             $0.40             $0.48
         50                 $0.43             $0.52             $0.36             $0.42             $0.42             $0.50
         51                 $0.44             $0.54             $0.37             $0.43             $0.43             $0.52
         52                 $0.46             $0.56             $0.38             $0.45             $0.44             $0.53
         53                 $0.47             $0.57             $0.40             $0.46             $0.46             $0.55
         54                 $0.49             $0.59             $0.41             $0.48             $0.47             $0.57
         55                 $0.50             $0.61             $0.42             $0.49             $0.48             $0.59
         56                 $0.53             $0.65             $0.45             $0.52             $0.51             $0.62
         57                 $0.56             $0.69             $0.47             $0.55             $0.55             $0.66
         58                 $0.60             $0.72             $0.50             $0.58             $0.58             $0.70
         59                 $0.63             $0.76             $0.52             $0.61             $0.61             $0.73
         60                 $0.66             $0.80             $0.55             $0.64             $0.64             $0.77
         61                 $0.70             $0.82             $0.58             $0.67             $0.68             $0.79
         62                 $0.74             $0.83             $0.61             $0.71             $0.71             $0.81
         63                 $0.78             $0.85             $0.64             $0.74             $0.75             $0.83
         64                 $0.82             $0.86             $0.67             $0.78             $0.79             $0.85
         65                 $0.86             $0.88             $0.70             $0.81             $0.83             $0.87
         66                 $0.86             $0.88             $0.70             $0.80             $0.83             $0.86
         67                 $0.86             $0.87             $0.69             $0.80             $0.82             $0.86
         68                 $0.85             $0.87             $0.69             $0.79             $0.82             $0.85
         69                 $0.85             $0.86             $0.68             $0.79             $0.82             $0.85
         70                 $0.85             $0.86             $0.68             $0.78             $0.82             $0.84
         71                 $0.85             $0.86             $0.68             $0.78             $0.82             $0.84
         72                 $0.85             $0.86             $0.68             $0.78             $0.82             $0.84
         73                 $0.85             $0.86             $0.68             $0.78             $0.82             $0.84
         74                 $0.85             $0.86             $0.68             $0.78             $0.82             $0.84
         75                 $0.85             $0.86             $0.68             $0.78             $0.82             $0.84
         76                 $0.85             $0.86             $0.68             $0.78             $0.82             $0.84
         77                 $0.85             $0.86             $0.68             $0.78             $0.82             $0.84
         78                 $0.85             $0.86             $0.68             $0.78             $0.82             $0.84
         79                 $0.85             $0.86             $0.68             $0.78             $0.82             $0.84
         80                 $0.85             $0.86             $0.68             $0.78             $0.82             $0.84
         81                 $0.85             $0.86             $0.68             $0.78             $0.82             $0.84

       Age of
      issue or               Male              Male            Female            Female             Unisex            Unisex
      increase           Non-Tobacco         Tobacco         Non-Tobacco         Tobacco         Non-Tobacco         Tobacco
      --------           -----------         -------         -----------         -------         -----------         -------

         82                 $0.85             $0.86             $0.68             $0.78             $0.82             $0.84
         83                 $0.85             $0.86             $0.68             $0.78             $0.82             $0.84
         84                 $0.85             $0.86             $0.68             $0.78             $0.82             $0.84
         85                 $0.85             $0.86             $0.68             $0.78             $0.82             $0.84

EXAMPLES

For a male, Age 35, non-tobacco with a $100,000 Policy, the Monthly Expense Charge (per table) would be: $19 ($0.19 x 100)

For a male, Age 50, non-tobacco with a $100,000 Policy, the Monthly Expense Charge (per table) would be: $43 ($0.43 x 100)

For a male, Age 65, non-tobacco with a $100,000 Policy, the Monthly Expense Charge (per table) would be: $86 ($0.86 x 100)

                          PART II - OTHER INFORMATION

                                  UNDERTAKINGS

1. Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the "SEC") such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the SEC theretofore or hereafter duly adopted pursuant to authority conferred in that section.

2. Canada Life Insurance Company of America's By-Laws provide in Article II, Section 10 as follows:

        In addition to any indemnification to which a person may be entitled to under common law or otherwise, each person who is or was a director, an officer, or an employee of this Corporation, or is or was serving at the request of the Corporation as a director, an officer, a partner, a trustee, or an employee of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprises, whether profit or not, shall be indemnified by the Corporation to the fullest extent permitted by the laws of the State of Michigan as they may be in effect from time to time. This Corporation may purchase and maintain insurance on behalf of any such person against any liability asserted against and incurred by such person in any such capacity or arising out of his or her status as such, whether or not the corporation would have power to indemnify such person against such liability under the laws of the State of Michigan.

        In addition, Sections 5241 and 5242 of the Michigan Insurance Code generally provides that a corporation has the power ( and in some instances the obligation) to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation or other entity (the "indemnities") against reasonably incurred expenses in a civil, administrative, criminal or investigative action, suit or proceeding if the indemnitee acted in good faith in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders or policyholders (or, in the case of a criminal action, if the indemnitee had no reasonable cause to believe his or her conduct was unlawful).


3. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                                REPRESENTATIONS

Canada Life represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Canada Life.

                       CONTENTS OF REGISTRATION STATEMENT

        This registration statement consists of the following papers and documents:

        The facing sheet.

        The prospectus consisting of ___ pages.

        Undertakings.

        Representations.

        The signatures.

        Written consent or opinion of the following persons:

               Charles MacPhaul (to be filed by amendment)
               Ernst & Young (to be filed by amendment)

        The following exhibits:

Exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2:

        (1) Certified resolutions of the board of directors of Canada Life Insurance Company of America establishing Canada Life of America Variable Life Account 1.

        (2)    Not Applicable.

        (3)(a) Form of Underwriting Agreement among Canada Life Insurance Company of America, Canada Life of America Financial Services, Inc. and Canada Life of America Variable Life Account 1. (To be filed by amendment.)

           (b) Form of Distribution Agreement between Canada Life of America Financial Services, Inc. and selling broker-dealers. (To be filed by amendment.)

        (4)    Not Applicable.

        (5)(a) Form of Contract.

           (b) Children's term life rider. (To be filed by amendment.)

           (c) Accidental death benefit rider. (To be filed by amendment.)

           (d) Disability benefit rider. (To be filed by amendment.)

           (e) Guaranteed insurability rider. (To be filed by amendment.)

           (f) Protected insurability benefit rider. (To be filed by amendment.)

        (6)(a) Articles of Incorporation of Canada Life Insurance Company of America.(1)

           (b) By-Laws of Canada Life Insurance Company of America.(1)

        (7)    Not Applicable.

        (8)    Not Applicable.

        (9) Participation/Distribution Agreement. (To be filed by amendment.)

        (10)   Form of Contract Application.

2.      Opinion of Counsel (To be filed by amendment.)

3.      Not applicable.

4.      Not applicable.

5.      Financial data schedule.  (To be filed by amendment.)

6.      Not applicable.

--------------------------

        (1) Incorporated herein by reference to exhibits filed with the Post-Effective Amendment No. 13 to the registration statement on Form N-4 (File No. 33--28889), filed on April 20, 1997.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, Canada Life of America Variable Life Account 1 and Canada Life Insurance Company of America have caused this Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, in Fulton County, State of Georgia on this 25th day of October, 1999.

                                                                     CANADA LIFE OF AMERICA VARIABLE LIFE
                                                                            ACCOUNT 1 (REGISTRANT)
                                                                     By: CANADA LIFE INSURANCE COMPANY OF
                                                                                   AMERICA

Attest:                 /s/                                          By:   /s/  R.E. BEETTAM
        -------------------------------------------                      -------------------------------------------------
                 Rebecca Saferstein                                                      R.E. Beettam, President

                                                                     By: CANADA LIFE INSURANCE COMPANY OF
                                                                              AMERICA (DEPOSITOR)

Attest:                 /s/                                          By:   /s/  R.E. BEETTAM
        -------------------------------------------                      -------------------------------------------------
                 Rebecca Saferstein                                                      R.E. Beettam, President

     As requested by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                                           TITLE                                              DATE
---------                                           -----                                              ----
/s/  R.E. BEETTAM                       Chairman, President and Director                               10/25/99
---------------------------------                                                                      -----------
R.E. Beettam


/s/  K.T. LEDWOS                        Director                                                       10/20/99
---------------------------------                                                                      -----------
K.T. Ledwos


/s/  D.A. LONEY                         Director                                                       10/23/99
--------------------------------                                                                       -----------
D.A. Loney


/s/  H.A. RACHFALOWSKI                  Director                                                       10/26/99
--------------------------------                                                                       -----------
H.A. Rachfalowski


/s/ T.C. SCOTT                          Director                                                       10/20/99
---------------------------------                                                                      -----------
T.C. Scott

/s/  S.H. ZIMMERMAN                     Director                                                       10/20/99
---------------------------------                                                                      -----------
S.H. Zimmerman


/s/  G.N. ISAAC                         Treasurer                                                      10/26/99
---------------------------------                                                                      -----------
G.N. Isaac